Exhibit 10.3

EXECUTION COPY

PURCHASE AGREEMENT

among

DEL MONTE CORPORATION,

DEL MONTE FOODS CONSUMER PRODUCTS, INC.

and, solely for the purposes of Section 11.20 herein,

DEL MONTE PACIFIC LIMITED

Dated as of October 9, 2013

i

EXHIBITS

Exhibit A – Bill of Sale, Assignment and Assumption Agreement

Exhibit B – Form of Working Capital Statement of the Business

Exhibit C – Transition Services Agreement

Exhibit D – Transitional Trademark License

Exhibit E – Escrow Agreement

INDEX OF DEFINED TERMS

Defined Terms	Page
Access Notice	57
Acquiror	1
Acquiror 401(k) Plan	65
Acquiror Benefit Arrangement	61
Acquiror Fundamental Representations	1
Acquiror Indemnified Parties	74
Acquiror Licensed IP	53
Acquiror Pension Plan	62
Acquiror’s Banker	43
Action	1
Actuary	1
Affiliate	2
Agreement	1
Ancillary Agreements	2
Anti-Boycott Regulations	39
Antitrust Laws	30
Applicable Food Safety Laws	40
Assumed Contracts	13
Assumed Liabilities	17
Audited Financial Statements	10
Bill of Sale, Assignment and Assumption Agreement	2
Business	1
Business Books and Records	2
Business Day	2
Business Employee	2
Business Financial Statements	31
Business IP	33
Business Leased Real Property	5
Business Owned Real Property	8
Business Pension Participants	2
Business Territory	2
Cash on Hand	2
Closing	23
Closing Adjustment	23
Closing Amount	23
Closing Date	23
Closing Working Capital	26
COBRA	66
Code	2

Defined Terms	Page
Collective Bargaining Agreement	2
Commonly Controlled Entity	36
Company	1
Company 401(k) Plans	65
Company Contract	2
Company Indemnified Parties	74
Company IP Agreements	35
Company Pension Plan	3
Company Plan	3
Company Protected Parties	83
Company True-Up Amount	64
Competing Activities	50
Competing Product	3
Confidential Information	47
Confidentiality Agreement	47
Consultation Period	27
Contracts	13
Control	3
Controlling Party	75
Cost Neutral Basis	21
Critical Dividable Contracts	21
Customs Laws	40
Deposit	23
Disclosure Schedule	29
Dividable Contract	34
EAR	39
End Date	73
Environmental Law	3
Environmental Permit	3
Equipment	13
ERISA	3
Escrow Agent	23
Escrow Agreement	23
Estimated Company Pension Plan Transfer Amount	63
Estimated Working Capital	26
Excluded Assets	15
Excluded Liabilities	19
Excluded UPC Codes	3
Facilities	3
FCPA	39

i

Federal Law of Economic Competition	3
Final Company Transfer Date	64
Final Working Capital	28
Final Working Capital Statement	28
Financial Statements	31
Financing Commitments	43
Financing Sources	3
Form of Working Capital Statement of the Business	11
Former Business Employee	4
Fundamental Representations	4
GAAP	4
Government Antitrust Entity	48
Governmental Entity	4
Governmental Order	4
HSR Act	4
Indebtedness	4
Indemnified Party	75
Indemnifying Party	75
Independent Accounting Firm	28
Initial Company Transfer Amount	63
Initial Working Capital Statement	26
Intellectual Property	4
Inventory	5
IRS	5
Knowledge of the Company	5
Law	5
Leased Real Property	5
Liabilities	5
Lien	6
Losses	6
Marketing Period	6
Material Adverse Effect	7
Materials of Environmental Concern	8
Minority Shareholders	8
Multiemployer Plan	66
Notice of Disagreement	27
Other Dividable Contracts	8
Owned Real Property	8
Parent	1
Parent Shareholder Approval	42
PBGC	36
Pension Plan Transfer Amount	64
Permits	32

Permitted Liens	8
Person	9
Post-Closing Adjustment	29
Post-Closing Consents	49
Post-Closing Dividable Contracts	21
Post-Termination Welfare Plans	65
Pre-Closing Period	44
Pre-Closing Tax Period	9
Product	9
Proposed Transaction	56
Purchase Price	23
Qualifying Shared Asset	9
Real Estate Leases	9
Real Properties	9
Recall	9
Registered IP	33
Related to the Business	9
Release	9
Representative	10
Required Financing Information	10
Retained Employees	10
Review Period	26
Revised Company Pension Plan Transfer Amount	63
Securities Act	43
Seller Licensed IP	53
Share Transfer Documents	12
Shares	1
Software	10
Statement of Net Assets	31
Stock Purchase	1
Straddle Period	68
Subsidiary	10
Target Working Capital	10
Tax	10
Tax Returns	10
Third Party Claim	75
Third Party Rights	21
Title Company	55
Trademarks	4
Transaction Agreements	11
Transfer Taxes	52
Transferred Assets	12
Transferred Employee	59
Transferred Entities	1
Transferred Entity Contract	11

ii

Transferred Entity Employee	11
Transferred Entity Plan	11
Transferred IP	13
Transition Services Agreement	52

U.S. Economic Sanctions	40
Union Employee	11
Working Capital	11

iii

This PURCHASE AGREEMENT, dated as of October 9, 2013 (this “Agreement”), is made among DEL MONTE CORPORATION, a Delaware corporation (the “Company”), and DEL MONTE FOODS CONSUMER PRODUCTS, INC., a Delaware corporation (the “Acquiror”), and, solely for purposes of Section 11.20, DEL MONTE PACIFIC LIMITED, a corporation established under the laws of the British Virgin Islands (“Parent”).

WHEREAS, the Company owns, directly or indirectly, all of the issued and outstanding equity interests of each of the entities identified as “Transferred Entities” set forth in Section 1.1(a) of the Disclosure Schedule, which are referred to herein as the “Transferred Entities”. The issued and outstanding equity interests of the Transferred Entities are referred to herein as the “Shares”;

WHEREAS, the Company and the Transferred Entities are engaged in the businesses of developing, manufacturing, marketing, distributing and selling food and beverage products for human consumption under the brands DEL MONTE, S&W, CONTADINA and COLLEGE INN and others (collectively, the “Business”); and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Company wishes to sell to the Acquiror (or certain designated Affiliates of the Acquiror), and the Acquiror (or certain designated Affiliates of the Acquiror) wishes to purchase from the Company, (i) the Shares (such purchase, the “Stock Purchase”) and (ii) certain of the assets of the Company Related to the Business, in each case, upon the terms and subject to the conditions set forth in this Agreement. In addition, the Acquiror wishes to assume, and the Company wishes to have the Acquiror assume, certain Liabilities of the Company, in each case, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration for the premises and mutual covenants, representations, warranties and agreements hereinafter set forth, the parties to this Agreement agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Certain Defined Terms. As used herein the following terms not otherwise defined have the following respective meanings:

“Acquiror Fundamental Representations” means those representations and warranties set forth in Section 4.2 and Section 4.6.

“Action” means any civil, criminal or administrative litigation, claim, action, suit, arbitration, hearing, investigation or other similar proceeding before any Governmental Entity or self-regulatory organization.

“Actuary” means, when immediately preceded by “the Company,” the actuary retained by the Company in respect of the Company Pension Plan, and shall mean, when immediately preceded by “Acquiror,” the actuary retained by the Acquiror in respect of, respectively, the Acquiror Pension Plan.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Ancillary Agreements” means the Share Transfer Documents, Transition Services Agreement, Transitional Trademark License and the Bill of Sale, Assignment and Assumption Agreement.

“Bill of Sale, Assignment and Assumption Agreement” means the Bill of Sale, Assignment and Assumption Agreement among the Company and the Acquiror, substantially in the form attached hereto as Exhibit A.

“Business Books and Records” means all books, records, files and correspondence (whether in original or photostatic form) to the extent held for use exclusively in connection with, or exclusively relating to, the Business, including lists of past customers and suppliers and social media information.

“Business Day” means any day other than Saturday, Sunday or other day on which banks in San Francisco, California are required or permitted by Law to close.

“Business Employee” means an individual (other than any Retained Employee) whose employment or services relates primarily to the operation of the Business, whether salaried or hourly and including individuals on layoff, or medical, educational, personal, long-term, short-term, disability, family, paid time off or other authorized leave of absence, who is employed with the Business immediately prior to the Closing Date.

“Business Pension Participants” means all Business Employees and Former Business Employees who, immediately prior to the Closing Date, were participants, whether or not vested, under the Company Pension Plan as agreed to between the Company and the Acquiror and set forth on Section 6.5(a) of the Disclosure Schedule.

“Business Territory” means the United States and South America.

“Cash on Hand” means all cash and cash equivalents. For avoidance of doubt, (i) Cash on Hand shall be calculated net of issued but uncleared checks and drafts, and (ii) shall include checks and drafts deposited for the account of the Company which have not cleared as of the date of determination.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council agreement, union contract and/or memoranda of understanding in effect as of the date hereof between the Company and any group or union representing the Business Employees.

“Company Contract” means any Contract that is not (a) an Assumed Contract, (b) a Transferred Entity Contract or (c) a Dividable Contract.

“Company Pension Plan” means the Del Monte Corporation Retirement Plan.

“Company Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and any material severance, change in control, employment, retention, vacation, incentive, stock-based incentive, bonus, fringe benefit or perquisite agreement, plan, program or policy sponsored or maintained by the Company or any of its Subsidiaries, in which any Business Employee participates or has rights to current or future payments or benefits.

“Competing Product” means broth packaged in metal or tetra containers or processed fruit, vegetables or tomatoes packaged in metal, glass or plastic containers; provided, however, that any product containing one or more of the foregoing as ingredients shall not be a “Competing Product” if such ingredients constitute less than 50% of the total ingredients of such product.

“Control” means, with respect to the relationship between or among two or more Persons, the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. The terms “Controlled by”, “Controlled”, “under common Control with” and “Controlling” shall have correlative meanings.

“Environmental Law” means any and all applicable Laws regulating, relating to or imposing liability or standards of conduct concerning protection of the environment.

“Environmental Permit” means any permit, license or written approval required of the Business under applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“Excluded UPC Codes” means the universal product codes used in the Business that are related to any products which are manufactured by the Business for any other Person.

“Facilities” means the real property and buildings described in Section 1.1(b) of the Disclosure Schedule.

“Federal Law of Economic Competition” means the Federal Law of Economic Competition of the Mexican Republic.

“Financing Sources” mean the lenders that have committed to provide all or any part of the Financing Commitments, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith.

“Former Business Employee” means an individual whose employment related primarily to the operation of the Business, whether salaried or hourly and including individuals on layoff, or medical, educational, personal, long-term, short-term, disability, family or other authorized leave of absence, but who ceased to be employed by the Company for any reason, including retirement, at any time prior to the Closing Date.

“Fundamental Representations” means those representations and warranties set forth in Section 3.2, Section 3.4, Section 3.5(c), Section 3.9(a), Section 3.9(b), Section 3.11, clause (i) of Section 3.14(a) and Section 3.16.

“GAAP” means United States generally accepted accounting principles as applied and maintained throughout the applicable periods by the Company.

“Governmental Entity” means any government or any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether federal, state, local, transnational or foreign.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such Act.

“Indebtedness” means, as applied to any Person, as of a particular date of determination, without duplication, (i) indebtedness of such Person for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) indebtedness of such Person evidenced by any note, bond, debenture or other debt security, (iii) indebtedness of such Person for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) indebtedness guaranteed in any manner by such Person (including guarantees in the form of an agreement to repurchase or reimburse), (v) obligations under capitalized leases with respect to which such Person is liable as obligor or guarantor and (vi) net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements of any of such Person or its Subsidiaries that will be payable upon termination thereof (assuming termination of such obligations on the date of such determination).

“Intellectual Property” means all rights in and to all trademarks, trade dress, trade names, service marks, brand names, domain names, logos, social media identifiers and other source indicators, all registrations and applications therefor, and all goodwill associated therewith (the “Trademarks”); inventions, invention disclosures, patents, patent applications, reissues, re-examinations, divisionals, continuations and continuations-in-part; copyrights, copyrightable works, copyright applications, internet and intranet websites (including data and collections of data), web page content, social media content, all registrations and applications therefor; all proprietary rights in varieties of plants, fruits, vegetables, seeds, grains and other agricultural inventions, including plant varietal certificates, applications for plant varietal certificates, and all subject matter related thereto; know-how, trade secrets, processes, specifications, technical information, formulae, methodologies, business processes, research and development data, recipes, process sheets and mixing instructions, proprietary customer lists, proprietary vendor lists, proprietary manufacturing and sales information, and all other proprietary scientific, engineering, mechanical, financial, marketing, practical or other knowledge or experience; works of original authorship, copyrighted works, copyrightable works and design rights, Software, databases, database rights and all other intellectual property rights; and all documentation and media constituting, describing or relating to any of the foregoing.

“Inventory” means all inventory that are Related to the Business and that are (i) finished goods held for sale by the Company, (ii) raw materials, packaging and work in progress held by the Company, (iii) held by third parties (including, to the extent applicable, the Acquiror and its Affiliates) under co-pack agreements or similar manufacturing arrangements or (iv) held by a vendor on a consigned basis.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of the Company” or “the Company’s Knowledge” means, with respect to any particular matter, the actual knowledge of the individuals listed on Section 1.1(c) of the Disclosure Schedule.

“Law” means any law, statute, ordinance, rule (including common law), regulation, Action, code, decree or other legally enforceable requirement of any Governmental Entity, and includes rules and regulations of any regulatory or self-regulatory authority.

“Leased Real Property” means (i) the real property leased by the Company as tenant, subtenant or otherwise, together with all buildings and other structures, facilities or improvements located thereon, all fixtures attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing, in each case Related to the Business and as set forth in Section 1.1(d)(i) of the Disclosure Schedule (the “Business Leased Real Property”) and (ii) the real property leased by the Transferred Entities as tenant, subtenant or otherwise, together with all buildings and other structures, facilities or improvements located thereon, all fixtures attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing as set forth in Section 1.1(d)(ii) of the Disclosure Schedule.

“Liabilities” means any and all losses, claims, charges, debts, demands, actions, damages, obligations, payments, costs and expenses, bonds, indemnities and similar obligations, covenants, controversies, promises, omissions, guarantees, make whole agreements and similar obligations and other liabilities of whatever kind and nature, including all contractual obligations, whether absolute or contingent, inchoate or otherwise, primary or secondary, direct or indirect, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any law, rule, regulation, action, threatened or contemplated action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorney’s fees and any and all costs and expenses (including allocated costs of in-house counsel and other personnel), whatsoever incurring in investigating, preparing or defending against any such actions or threatened or contemplated actions), order or consent decree of any Governmental Entity or any award of any arbitrator or mediator of any kind, and those arising under any contract, commitment or undertaking, including those arising under this Agreement.

“Lien” means any title defect or objection, lien, pledge, mortgage, deed of trust, security interest, claim (whether or not made, known or contingent), judgment, charge, conditional sale or other title retention agreement, option, easement, encroachment, lease, transfer restriction under any stockholder or similar agreement, or any other similar restriction or limitation whatsoever.

“Losses” means all losses, damages, costs, expenses, liabilities, obligations and claims of any kind (including any Action brought by any Governmental Entity or other Person and including reasonable attorneys’ fees).

“Marketing Period” means the first period of twenty (20) consecutive Business Days (provided, that (i) the days from and including November 28, 2013 through and including November 29, 2013, shall not be considered Business Days and (ii) if such period has not ended prior to December 20, 2013, such period shall be deemed not to have commenced until January 6, 2014) after the date hereof and throughout which: (a) the Acquiror shall have the Required Financial Information and (b) the conditions set forth in Section 8.1 (other than Section 8.1(b)) have been satisfied or waived (other than those conditions that by their terms are to be satisfied on the Closing Date) and nothing shall have occurred and no condition shall exist that would cause any conditions set forth in Section 8.2 of this Agreement to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive Business-Day period (provided, with respect to Section 8.2(b), only failures to perform or comply with agreements contained in this Agreement that would impair the ability of the Acquiror to arrange the financing contemplated by the Financing Commitments shall be considered for purposes of determining whether such condition has been satisfied); provided, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (i) the Company’s auditors shall have withdrawn their audit opinion with respect to any of the Audited Financial Statements, in which case the Marketing Period shall not be deemed to commence unless and until a new audit opinion is issued with respect to the applicable Audited Financial Statements by such auditor or another accounting firm of national standing, (ii) the financial statements included in the Required Financial Information on the first day of any such twenty (20) consecutive Business Day period become “stale” or not sufficiently current on any day during such period under the provisions of Rule 3-12 of Regulation S-X applicable to “all other filers” for a registration statement using such financial statements to be declared effective by the Securities and Exchange Commission on the last day of such period or (iii) the Company determines to restate the consolidated historical financial statements of the Business, in which case the Marketing Period shall not be deemed to commence until such restatement has been completed and the relevant financial statement has been amended or the Company has indicated that it has concluded that no restatement shall be required in accordance with GAAP; provided; further, that the Marketing Period shall end on any earlier date on which the financing contemplated by the Financing Commitments is consummated; provided; further, that if the Company shall in good faith reasonably believe it has delivered the Required Financial Information, it may deliver to the Acquiror a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in that notice unless the Acquiror in good faith reasonably believes the Company has not completed delivery of the Required Financial Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Financial Information Acquiror believes the Company has not delivered).

“Material Adverse Effect” means any change, event, effect, circumstance and/or development (or combination of the foregoing) which has had or would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Business taken as a whole; provided, however, no such change, event, effect, circumstance and/or development resulting from or arising in connection with the following shall constitute (or be taken into account in determining the occurrence of) a Material Adverse Effect: (i) the announcement of, or the taking of any action contemplated by, this Agreement and the Ancillary Agreements, including by reason of the identity of the Acquiror or any communication by Acquiror regarding the plans or intentions of Acquiror with respect to the conduct of the Business, (ii) changes or conditions affecting generally the industries in which the Business operates including changes in commodity and raw material costs, fuel costs and metal costs, (iii) any change in economic conditions or the financial, banking, currency or capital markets in general (whether in the United States or any other country or in any international market) or changes in currency exchange rates or currency fluctuations, (iv) the announcement, declaration, commencement, occurrence, continuation or threat of any war or armed hostilities, any act or acts of terrorism, (v) acts of God or other calamities, national or international politics or social actions or conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, (vi) changes in Law, GAAP or other applicable accounting standards or interpretations thereof, (vii) the resignation or termination of any employee of the Business, (viii) the Company’s compliance with the terms of this Agreement or any Ancillary Agreements, (ix) any actions taken, or failures to take action, or such other changes or events, in each case, to which the Acquiror has expressly consented, or the failure to take actions specified in Section 5.1 due to Acquiror’s failure to consent thereto following the request of the Company, or (x) any failure to meet any projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect); provided, that, any of the matters set forth in clauses (ii) through (vi) shall be taken into account in determining whether there is a Material Adverse Effect only to the extent that such effects have a disproportionate adverse effect on the Business (as compared to other businesses operating in the industries in which the Business operates).

“Materials of Environmental Concern” means hazardous chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, diesel products, radon, toxic fungus, toxic mold, mycotoxins or other hazardous substances that would reasonably be expected to have an adverse effect on human health or the environment.

“Minority Shareholders” means the holders of Shares listed in Section 1.1(h) of the Disclosure Schedule.

“Other Dividable Contracts” means those Dividable Contracts which are not Critical Dividable Contracts.

“Owned Real Property” means real property owned (i) by the Company wherever located that is Related to the Business as set forth in Section 1.1(e)(i) of the Disclosure Schedule (the “Business Owned Real Property”), and (ii) by the Transferred Entities, in each case, including any buildings, structures and improvements located on any such real property and all fixtures attached thereto and all easements, rights of way, reservations, privileges, appurtenances and other estates and rights pertaining thereto, as set forth in Section 1.1(e)(ii) of the Disclosure Schedule.

“Permitted Liens” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any Transferred Entity or the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation) and relating to obligations as to which there is no default on the part of the Company or any Transferred Entity, (c) rights of lessors under the Real Estate Leases under which neither the Company nor any Transferred Entity is in material default, (d) with respect to the Real Properties, zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Entities which do not materially interfere with the present use of the Real Properties subject thereto, taken as a whole, and which are not violated by the present use of the Real Property to which they relate or the present operation of the business as presently conducted thereon, taken as a whole, (e) all covenants, conditions, restrictions, easements, charges, rights-of-way, minor title defects and other similar matters (whether or not of record) which do not and would not reasonably be expected to materially adversely interfere with the use of the Real Property subject thereto as presently used, (f) matters disclosed in title policies, title reports or title commitments made available to Acquiror as of the date hereof, (g) matters which would be disclosed by an accurate survey or inspection of the Real Properties which do not materially impair the occupancy or current use of the Real Property which it (or they) encumber, taken as a whole, (h) rights of licensees under trademark license agreements, intellectual property security agreements and other restrictions on use of Trademarks, (i) Liens that have been placed by any developer, landlord or other third party on property over which the Company or any Transferred Entity has easement rights, (j) Real Estate Leases affecting the Real Properties entered into in the ordinary course of business consistent with past practice and (k) all other Liens set forth in Section 1.1(f) of the Disclosure Schedule.

“Person” means any corporation, association, partnership, limited liability company, organization, business, individual or other entity or similar group.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Product” means any product in development, manufactured, distributed or sold by or on behalf of the Business.

“Qualifying Shared Asset” means any asset (other than Intellectual Property) of the Company or any of its Affiliates (other than any of the Transferred Entities) that was not Related to the Business but that was utilized by the Company and its Affiliates in connection with activities related to the Business.

“Real Estate Leases” means, collectively, each lease, sublease, license and other agreement pursuant to which the Company or any Transferred Entity (i) is granted the right to use or occupy, now or in the future, the Leased Real Property or any portion thereof, including any and all modifications, amendments and supplements thereto and any assignments thereof and (ii) is the landlord or lessor, sublandlord or sublessor, or licensor and grants the right to use or occupy, now or in the future, the Owned Real Property or Leased Real Property or any portion thereof to a third party, including any and all modifications, amendments and supplements thereto and any assignments thereof.

“Real Properties” means, collectively, the Owned Real Property and the Leased Real Property.

“Recall” means recall, removal, retrieval, correction and/or withdrawal of Product.

“Related to the Business” means (i) used or held for use primarily in or (ii) arising, directly or indirectly, primarily out of the operation or conduct of, the Business as conducted by the Company at any time.

“Release” shall have the same meaning as in Section 101(22) of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601(22).

“Representative” of a Person means the directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers or other representatives of such Person.

“Required Financing Information” means (a) the audited consolidated balance sheets and related statements of income, shareholders’ equity and cash flows of the Business on a consolidated basis for the two most recently completed fiscal years ended at least 90 days prior to the Closing Date (the “Audited Financial Statements”) and (b) the unaudited consolidated balance sheet and related statements of income, shareholders’ equity and cash flows of the Business for each fiscal quarter ended subsequent to April 28, 2013 and ending at least 45 days prior to the Closing Date.

“Retained Employees” means the individuals set forth in Section 1.1(g) of the Disclosure Schedules.

“Software” means all computer programs, software, firmware and related documentation.

“Specified Fundamental Representations” means the representations and warranties set forth in Section 3.5(c), Section 3.9(a), Section 3.11 and clause (i) of Section 3.14(a).

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated, of which (i) such Person or any other Subsidiary of such Person is a general partner or a managing member, (ii) such Person and/or one or more of its Subsidiaries holds voting power to elect a majority of the board of directors or other governing body performing similar functions or (iii) such Person and/or one or more of its Subsidiaries, directly or indirectly, owns or controls more than 50% of the total voting power or equity, membership, partnership or similar interests.

“Target Working Capital” means $620,000,000.00.

“Tax” or “Taxes” means any and all federal, state, county, provincial, local, foreign and other taxes, charges, fees, levies or other assessments of any kind whatsoever, including all net income, gross income, gross receipts, premium, estimated, sales, use, ad valorem, property, transfer, value-added, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, customs, duties, and imposts, whether disputed or not, together with any interest, additions to tax, and penalties with respect thereto imposed by any Tax authority as well as any liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6, or that arises by contract, by Law, in equity, by indemnify, as a successor or otherwise.

“Tax Returns” means any return, report, declaration, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax (including any amendment thereof).

“Transaction Agreements” means this Agreement and each of the Ancillary Agreements.

“Transferred Entity Contract” means a Contract of one or more of the Transferred Entities that is not a Dividable Contract.

“Transferred Entity Employee” means any individual employed by any Transferred Entity immediately prior to the Closing Date.

“Transferred Entity Plan” means each Company Plan that is sponsored or maintained solely by a Transferred Entity.

“Union Employee” means any Business Employee who is covered under any Collective Bargaining Agreement.

“Working Capital” means the amount which is determined pursuant to the Statement of Working Capital, the form of which is attached hereto as Exhibit B (the “Form of Working Capital Statement of the Business”). For purposes of this Agreement, Working Capital shall be calculated using the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and allocation methodology, as were used in preparation of the Statement of Net Assets, as further modified or clarified by the methodologies set forth in the Form of Working Capital Statement of the Business; provided, however, Working Capital shall not be calculated to include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby other than as expressly set forth on the Form of Working Capital Statement of the Business; it being understood that the current assets and current liabilities used to calculate Working Capital shall be those identified by the categories on the Form of Working Capital Statement of the Business that are solely and exclusively related to the Business or, to the extent such a category is not solely and exclusively related to the Business, the current assets and current liabilities in such category allocated to the Business in accordance with this sentence.

ARTICLE II

PURCHASE AND SALE

SECTION 2.1 Purchase and Sale of Shares.

(a) Subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing and as of the Closing Date, the Company shall, and shall cause the Minority Shareholders to, sell, convey, assign, transfer and deliver to Acquiror (or certain designated Affiliates of the Acquiror), and Acquiror shall, or shall cause such designated Affiliates to, purchase and acquire from the Company, or such Minority Shareholder all of the Company’s, or such Minority Shareholder’s, right, title and interest in and to the Shares, free and clear of all Liens; provided that, at the Company’s sole election, the equity interests of Del Monte Argentina S.A. held by Del Monte Andina C.A. need not be separately sold, conveyed, assigned, transferred or delivered.

(b) For the avoidance of doubt, upon the consummation of the Stock Purchase, Acquiror or its designated Affiliates shall assume control of all of the issued and outstanding Shares, assets and liabilities of the Transferred Entities, and except as expressly set forth herein in respect of Liabilities pursuant to Section 2.2(d)(iii), Section 2.2 shall not apply to the Transferred Entities or the purchase and sale of the Shares contemplated hereby. At the Closing, all such assets of the Transferred Entities shall be free and clear of all Liens other than Permitted Liens(but specifically excluding any Liens arising from or related to those Liens set forth in Section 1.1(f) of the Disclosure Schedule).

(c) The transfer of the Shares by the Company will be effected pursuant to short-form share transfer agreements, forms, notices of transfer, notarial deeds, or other similar documents and any other ancillary documents (such as powers of attorney, lost certificates, indemnities with respect to lost certificates, updated share registers, shareholder and board resolutions (as necessary)) or other appropriate documents as may reasonably be requested by the Acquiror (the “Share Transfer Documents”), each subject to the terms and conditions of this Agreement and on a country-by-country basis. Each Share Transfer Document will comply with the constitution, articles of incorporation, bylaws or other applicable charter or organizational documents of the relevant Transferred Entity. The parties will prepare the Share Transfer Documents as soon as reasonably practicable after the date of this Agreement, and (i) the Company will execute, or cause the Minority Shareholders to execute, and deliver the Share Transfer Documents, and (ii) the Acquiror will execute, or cause its Affiliates to execute, and deliver the Share Transfer Documents, at the Closing upon the terms and subject to the conditions of this Agreement.

SECTION 2.2 Purchase and Sale of Assets.

(a) Transferred Assets. On the terms and subject to the conditions set forth in this Agreement and subject to the exclusions set forth in Section 2.2(b), at the Closing, the Company shall sell, convey, assign, transfer and deliver, to the Acquiror (or, in the case of certain of the Transferred Assets to the extent designated by the Acquiror, certain designated Affiliates of the Acquiror), and the Acquiror shall purchase, acquire and accept from the Company (or, in the case of certain of the Transferred Assets to the extent designated by the Acquiror, to cause the Acquiror’s designated Affiliates to purchase, acquire and accept), all of the Company’s right, title and interest, in each case free and clear of all Liens other than Permitted Liens (but specifically excluding any Liens arising from or related to those Liens set forth in Section 1.1(f) of the Disclosure Schedule), in, to and under the following assets, properties, leases, rights, interests, Contracts and claims as the same shall exist immediately prior to the Closing (collectively, the “Transferred Assets”):

(i) all right, title and interest in and to the Business Owned Real Property;

(ii) all right, title and interest in and to the Business Leased Real Property pursuant to the Real Estate Leases;

(iii) all Inventory, wherever held, including all Inventory in transit between sites;

(iv) all trade accounts receivable and other receivables (including any claims, remedies and other rights related thereto) of the Company, whether or not billed, for Products sold prior to the Closing Date or associated with the Transferred Assets;

(v) subject to Section 2.2(a)(xxii), all right, title and interest in and to each contract, lease, license, understanding, commitment or other agreement, whether oral or written (“Contracts”) that (A) relate exclusively to the Business, except to the extent any third-party consents required to be obtained prior to the Closing have not been obtained by the Company pursuant to the terms of Section 2.3, or (B) subject to Section 2.4, all Dividable Contracts solely to the extent Related to the Business, including those listed on Section 2.2(a)(v) of the Disclosure Schedule (collectively, the “Assumed Contracts”);

(vi) subject to the Transitional Trademark License and to the terms of the Company IP Agreements, all right, title and interest owned by the Company in all Intellectual Property Related to the Business (the “Transferred IP”);

(vii) all transferable Permits that are owned by the Company and necessary to conduct the Business as currently conducted;

(viii) other than any Excluded Assets of the type described in Section 2.2(b)(xii) below, and subject the terms of the Transition Services Agreement, all Business Books and Records, except to the extent constituting Intellectual Property, which is governed solely by Section 2.2(a)(vi);

(ix) to the extent permitted by Law, all personnel and employment records that relate to a Transferred Employee, provided, that the Company shall be permitted to retain copies thereof;

(x) (A) all machinery, equipment and other items of personal property owned or leased by the Company, that (a) are located at the Facilities, the Business Owned Real Property or the Business Leased Real Property on the Closing Date, (b) are primarily related to the research and development projects of the Company with respect to the Business or Products or (c) as described on Section 2.2(a)(x) of the Disclosure Schedules and (B) all vehicles, furniture, fixtures, supplies, spare parts, dies, molds, tools and office equipment, whether owned or leased, in each case located at the Facilities, the Business Owned Real Property or the Business Leased Real Property on the Closing Date (collectively, the “Equipment”) and all warranties and guarantees, if any, express or implied, existing for the benefit of the Company in connection with the Equipment to the extent transferable and Related to the Business;

(xi) all commitments and orders from third parties (subject to the terms and conditions of such commitments and orders) for the purchase of Products, raw materials, Equipment or other goods and services that have not been received as of the Closing;

(xii) all of the Company’s sales and promotional materials, catalogs, pamphlets, brochures, advertising materials, directories and other publications solely to the extent Related to the Business, and plates, copy engravings, photographs and other materials used in the printing or production of any such items solely to the extent Related to the Business, except in each case to the extent that the Company is required by law or regulation to retain the same and except to the extent constituting Intellectual Property, which is governed solely by Section 2.2(a)(vi) above;

(xiii) to the extent transferable as permitted by GS1 US, universal product codes used on Products, except for the Excluded UPC Codes;

(xiv) all intercompany receivables from the Company or its Subsidiaries Relating to the Business;

(xv) all rights of the Company to bring an Action and to obtain damages, refunds, rights of recovery, rights of setoff and rights of recoupment of any kind relating to any infringement of any Intellectual Property Related to the Business and accruing or arising at any time prior to, on or after the Closing Date;

(xvi) all expenses to the extent Related to the Business that have been prepaid by the Company, including lease and rental payments;

(xvii) all property and casualty insurance proceeds received or receivable in connection with the damage or destruction of any asset that is included in the Transferred Assets or would have been included in the Transferred Assets but for such damage or destruction and proceeds received or receivable in connection with products liability insurance policies of the Company or its Subsidiaries, in respect of Products sold on or prior to the Closing Date;

(xviii) assets of the Company Pension Plan, as contemplated by, and in accordance with, Section 6.5;

(xix) all refunds, deposits or over-payments Related to the Business prior to the Closing Date;

(xx) to the extent located at the Facilities, the Business Owned Real Property or the Business Leased Real Property or in the possession of any Transferred Employees, all laptops, PCs and monitors, computer hardware and other systems hardware and networking and communications assets, including servers, databases, backups and peripherals, and including, subject to Section 2.4, any such items that are Dividable Contracts; provided, that notwithstanding the foregoing, in no event shall any Software be a Transferred Asset;

(xxi) all sales and use Tax certificates of, as well as all exemption certificates collected for sales and use Tax purposes by, the Company and its Subsidiaries Related to the Business;

(xxii) (A) all confidentiality agreements pursuant to which the Company has disclosed confidential information Related to the Business and which were executed within the twelve months prior to the date of this Agreement and (B) all confidentiality agreements relating to the sale of the Business (but only to the extent such agreements protect the confidential information of the Business itself); and

(xxiii) other than any Excluded Assets, all other assets, properties or rights of every kind and description, wherever located, whether personal or mixed, tangible or intangible, that are owned by the Company or any of its Affiliates and Related to the Business.

(b) Excluded Assets. Notwithstanding anything to the contrary set forth in Section 2.2(a) or elsewhere in this Agreement, the Acquiror expressly understands and agrees that the following assets, properties, leases, rights, interests, Contracts and claims of the Company (the “Excluded Assets”) shall be retained by the Company and its Subsidiaries (other than the Transferred Entities), and shall be excluded from the Transferred Assets:

(i) all Cash on Hand held by the Company or held by any bank or other third Person on the Company’s behalf;

(ii) all Intellectual Property owned or used by the Company and its Subsidiaries (other than the Transferred Entities), other than the Transferred IP;

(iii) all Tax Returns, and all claims, refunds or credits in respect of Taxes of the Company, any of its Subsidiaries (other than the Transferred Entities) or of the operation of the Business or the Transferred Assets;

(iv) the Company Plans, and any assets related thereto, other than as contemplated by, and in accordance with, Article VI hereof;

(v) except as set forth in Section 2.2(a)(xvii) all policies of or agreements for insurance and interests in insurance pools and programs;

(vi) any assets Related to the Business owned on the date hereof or acquired after the date hereof and sold or otherwise disposed of prior to the Closing in the ordinary course of business consistent with past practice and not in violation of any other provisions of this Agreement;

(vii) subject to Section 2.2(a)(xv) and Section 2.2(a)(xvii), all rights to insurance or indemnity, and all rights, claims, credits, defenses, causes of action (including counterclaims), rights of recovery or set-off and all other rights to bring any Action at law or in equity (x) relating to any period through the Closing, (y) to the extent arising out of or relating to any Excluded Asset or Excluded Liability or (z) to the extent that the assertion of such cause of action or defense is necessary or useful in defending any claim that may be asserted against the Company or its Affiliates for which the Company does not seek indemnification pursuant to Article X or for which indemnification is provided by the Company to the Acquiror Indemnified Parties pursuant to Article X;

(viii) any interest or right of the Company under this Agreement and the Ancillary Agreements and any other documents, instruments or certificates executed in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby;

(ix) all employees of the Company and its Subsidiaries (other than the Transferred Entities) who are not Transferred Employees;

(x) personnel and employment records for employees and former employees of the Business who are not Transferred Employees;

(xi) all assets, properties, leases, rights, interests, Contracts and claims of the Company that are not Related to the Business, including every Company Contract, wherever located, whether tangible or intangible, real, personal or mixed;

(xii) (A) any books and records relating to the Excluded Assets or (B) any books, records or other materials that the Company (x) is required by Law to retain (copies of which, to the extent permitted by Law, and to the extent Related to the Business, will be made available to the Acquiror promptly upon the Acquiror’s reasonable request), (y) reasonably believes are necessary to enable the Company to prepare and/or file Tax Returns (copies of which will be made available to the Acquiror promptly upon the Acquiror’s reasonable request) or (z) is prohibited by Law from delivering to the Acquiror;

(xiii) all Equipment which is not a Transferred Asset;

(xiv) all Excluded UPC Codes;

(xv) all planning, forecast, presentation and strategic planning materials to the extent not related exclusively to the Business and all board of directors materials;

(xvi) all sales and use Tax certificates of, as well as all exemption certificates collected for sales and use Tax purposes by, the Company and its Subsidiaries not Related to the Business;

(xvii) Permits that are owned by the Company and (A) not necessary to conduct the Business as currently conducted or (B) necessary to conduct the Business and not transferable;

(xviii) all application systems and Software, including all computer Software, programs and source disks, and related program documentation, tapes, manuals, forms, guides and other materials; and

(xix) the assets listed or described on Section 2.2(b)(xix) of the Disclosure Schedule.

Notwithstanding anything to the contrary set forth in this Agreement or any of the Ancillary Agreements, the Acquiror acknowledges and agrees that all of the following shall remain the property of the Company, and neither the Acquiror nor any of its Affiliates shall have any interest therein: (x) all records and reports prepared or received by the Company or any of its Affiliates in connection with the sale of the Business and the transactions contemplated hereby, including all analyses relating to the Business or the Acquiror so prepared or received; and (y) subject to Section 2.2(a)(xxii), all confidentiality agreements with prospective purchasers of the Company or any portion thereof, as the case may be, and all bids and expressions of interest received from third parties with respect thereto.

(c) Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement and subject to the exclusions set forth in Section 2.2(d), the Acquiror hereby agrees, effective at the time of the Closing, to assume and thereafter timely to pay, discharge and perform in accordance with their terms, all Liabilities of the Company arising from or relating to the Transferred Assets or the Business, as the same shall exist on the Closing Date and irrespective of whether the same shall arise prior to, on or following the Closing Date (the “Assumed Liabilities”). Without limiting the generality of the foregoing, subject to Section 2.2(d), the following shall be included among the Assumed Liabilities:

(i) all Liabilities arising under or relating to any of the Assumed Contracts, including with respect to Liabilities of the Company as lessee under the Real Estate Leases and subject to Section 2.4, Liabilities related to Dividable Contracts solely to the extent Related to the Business;

(ii) all Liabilities for Taxes, whether or not accrued, assessed or currently due and payable, relating to the operation or ownership of the Business (including Taxes relating to the Transferred Assets), (x) for any period (or portion thereof) commencing after the Closing Date and (y) apportioned to the portion of a Straddle Period falling after the Closing Date (as determined in accordance with Section 7.1 hereof);

(iii) all Liabilities, whether accruing before, on or after the Closing Date, (A)(1) under any Environmental Laws or otherwise relating to the environment or natural resources, human health and safety or Materials of Environmental Concern and (2) related to the Business (including the Transferred Assets or any past, current or future businesses, operations or properties, including any businesses, operations or properties for which a current or future owner or operator of the Transferred Assets or the Business may be alleged to be responsible as a matter of Law, contract or otherwise), including the costs and expenses of any filings with any Governmental Entity in order to record the transfer of any one or more Transferred Assets to the Acquiror or its Affiliates or (B) relating to the use, application, malfunction, defect, design, operation, performance or suitability of any Product manufactured, sold or distributed prior to the Closing by or on behalf of, or service of the Business rendered prior to the Closing by or on behalf of, the Company to any Person;

(iv) all Liabilities relating to any and all Products (including product liabilities or Recall liabilities and customer deductions, including post-audit claims and deductions taken by customers, including such claims and deductions related to damages, shortages, fees, fines, pricing discrepancies, cash discounts and product returns) regardless of whether such Products were manufactured, sold or distributed before or after Closing;

(v) all Liabilities relating to the return of Products, all refund and replacement obligations and customer deductions with respect to Products regardless of whether such Products were manufactured, sold or distributed before or after Closing;

(vi) all Liabilities related to accounts payable of the Company for Products sold prior to the Closing Date;

(vii) except as otherwise provided in Article VI hereof, all Liabilities related to the Business Employees and Former Business Employees, including any such Liabilities arising under any Company Plan (including any Transferred Entity Plan), regardless of whether such Liabilities were incurred or arise before or after the Closing;

(viii) all Liabilities relating to trade promotion activities or events to the extent Related to the Business (including trade promotion payables or customer deductions) and regardless of whether such activities and events were initiated before or after Closing;

(ix) all Liabilities relating to committed marketing expenditures to the extent Related to the Business and regardless of whether such expenditures were incurred or committed to before or after Closing;

(x) all Liabilities relating to consumer coupons for Products regardless of whether such coupons were issued before or after Closing;

(xi) all Liabilities relating to Taxes for which the Acquiror is liable pursuant to the terms of this Agreement or any other Transaction Agreement regardless of whether such Taxes are incurred before or after Closing;

(xii) all Liabilities relating to the Acquiror’s obligations, agreements, covenants and restrictions for which the Acquiror has responsibility pursuant to the terms of this Agreement and the Transaction Agreements regardless of whether such obligations, agreements, covenants or restrictions were incurred before or after Closing;

(xiii) all Liabilities relating to trade association membership fees, dues and expenses;

(xiv) all Liabilities arising from or relating to the employment, termination of employment or employment practices or worker compensation insurance with respect to the Business before, on or after the Closing Date, including (x) all similar statutory or contractual obligations in any jurisdiction to provide insurance, compensation or benefits for injured past or present employees, and (y) all administrative functions pertaining to existing and future worker compensation claims;

(xv) any Liability to the Company or its Subsidiaries for any intercompany accounts payable and other short term accrued liabilities;

(xvi) all Liabilities relating to Transferred IP whether arising before or after Closing, and all Actions relating to Transferred IP;

(xvii) all Liabilities disclosed or reflected on the Statement of Net Assets as adjusted for activity that has occurred or may occur between April 28, 2013 and the Closing Date;

(xviii) all Liabilities or commitments of the Company or its Affiliates or the Business under confidentiality agreements specified in Section 2.2(a)(xxii); and

(xix) all Liabilities arising out of, based upon, resulting from or relating to the Transferred Assets or the Business, and based upon, relating to, arising out of or resulting from any fact, circumstance, occurrence, condition, act or omission relating thereto.

(d) Excluded Liabilities. Notwithstanding anything to the contrary set forth in Section 2.2(c) or elsewhere in this Agreement, the Acquiror is not assuming or agreeing to pay or discharge any of the following Liabilities of the Company or its Subsidiaries (other than the Transferred Entities solely in respect of Section 2.2(d)(i); it being understood, for the avoidance of doubt, that the Acquiror assumes and agrees to pay or discharge all other Liabilities of the Transferred Entities) (the “Excluded Liabilities”):

(i) any Indebtedness of the Company (including any interest thereon or other amounts payable in connection therewith);

(ii) any Liability relating to or arising under any Excluded Asset;

(iii) any Liability for Taxes, relating to the operation or ownership of the Business (including Taxes relating to the Transferred Assets) and any Liability for Taxes of a Transferred Entity, in each case, (x) for any Pre-Closing Tax Period and (y) for the portion of any Straddle Period ending on the Closing Date, apportioned in the manner described in Section 7.1(a), and any Transfer Taxes imposed in connection with the transactions contemplated by this Agreement that are allocable to the Company pursuant to Section 5.9;

(iv) all Liabilities related to the Company Plans, other than the Assumed Liabilities;

(v) all Liabilities to the extent arising out of the operation or conduct by the Company or any of its Affiliates of any business other than the Business;

(vi) all Liabilities related to any equity interests of the Company or any of its Affiliates (including Blue Acquisition Group, Inc.) or obligating the Company to issue, deliver, sell, repurchase, redeem or otherwise make any payments with respect to, or cause to be issued, delivered, sold, repurchased, redeemed or otherwise paid, any equity interests of the Company or any of its Affiliates (including Blue Acquisition Group, Inc.) or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such equity interests of the Company or any of its Affiliates (including Blue Acquisition Group, Inc.);

(vii) except as otherwise provided in Section 2.2(c)(vii), Section 2.2(c)(xiv) or Article VI hereof, all Liabilities related to the Business Employees and Former Business Employees;

(viii) any fees, costs or expenses (including investment banking, financial advisory, legal counsel, accountants, advisors and other service providers) incurred by the Company or any of its Affiliates in connection with this Agreement and the transactions contemplated by this Agreement;

(ix) all Liabilities relating to any failure of any Person to take actions required to comply with any applicable bulk sale Law, bulk transfer Law or similar Law (excluding Tax Laws) in connection with the transactions contemplated by this Agreement; and

(x) all Liabilities in respect of the Company’s Kingsburg, California, or Terminal Island, California, facilities, including with respect to any closures, divestitures or remedial actions regarding such facilities.

SECTION 2.3 Assignment of Certain Transferred Assets. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Transferred Asset (except to the extent provided in Section 2.4 with respect to Dividable Contract) or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the consent of a third party (including any Governmental Entity), would constitute a breach or other contravention thereof or a violation of Law or would in any way adversely affect the rights of the Acquiror (as assignee of the Company) thereto or thereunder. Subject to Section 5.5, the Company will use its commercially reasonable efforts to obtain any consent necessary for the transfer or assignment of any such Transferred Asset, claim, right or benefit to the Acquiror. For the purposes of this Section 2.3, the term “commercially reasonable efforts” shall not be deemed to require any Person to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any consent or waiver may be required. If, on the Closing Date, any such consent is not obtained, or if an attempted transfer or assignment thereof would be ineffective or a violation of Law or would adversely affect the rights of the Acquiror (as assignee of the Company) thereto or thereunder so that the Acquiror would not in fact receive all such rights, the Company and the Acquiror will, subject to Section 5.5, cooperate in a mutually agreeable arrangement (to the extent contractually permitted) under which the Acquiror would, in compliance with Law, obtain the benefits and assume the obligations and bear the economic burdens associated with such Transferred Asset, claim, right or benefit in accordance with this

Agreement, including subcontracting, sublicensing or subleasing to the Acquiror, or under which the Company would enforce for the benefit (and at the expense) of the Acquiror any and all of its rights against a third party (including any Governmental Entity) associated with such Transferred Asset, claim, right or benefit (collectively, “Third Party Rights”), and the Company would promptly pay to the Acquiror when received all monies received by it under any such Transferred Asset, claim, right or benefit. Nothing stated in this Section 2.3 shall modify in any respect the conditions set forth in Article VIII.

SECTION 2.4 Dividable Contracts.

(a) The Company shall use its commercially reasonable efforts to cause the transfer to the Acquiror of such portion of each Dividable Contract listed on Section 2.4(a) of the Disclosure Schedule (the “Critical Dividable Contracts”), or the benefits thereof, that relates to the Business on terms that maintain the costs to the Business as owned by the Acquiror with the costs to the Business as owned by the Company (a “Cost Neutral Basis”). Upon such transfer, the Acquiror shall assume any Liabilities arising after the Closing related to the transferred portion of the Critical Dividable Contracts and any other Liabilities arising under the Critical Dividable Contracts shall remain with the Company. For purposes of this Section 2.4 only, “commercially reasonable efforts” shall include (i) a written reasoned request and recommendation in favor of such transfer to the landlord, customer or supplier that is the other party to such Critical Dividable Contract, (ii) subject to applicable non-disclosure agreements, the provision to the Acquiror of all information and records available to the Company relating to landlords, customers or suppliers, as the case may be, with respect to such portion of such Critical Dividable Contract, (iii) the provision to the Acquiror of available landlord, customer or supplier decision maker(s) with respect to such portion of such Critical Dividable Contract, (iv) if the Company or the Acquiror so requests, in accordance with reasonable commercial practice, the organization of mutually agreeable joint visits of the Acquiror and the Company with such landlords, customers or suppliers, subject, in each case, to any applicable confidentiality agreements or obligations of the Company and (v) prior to the Closing, the Company’s assistance and cooperation in negotiating a separate agreement on a Cost Neutral Basis with the other party to such Critical Dividable Contract if deemed appropriate by the Acquiror. In the event that in connection with any transfer of a portion of a Critical Dividable Contract, the applicable landlord, customer or supplier requests changes that would not result in such portion of such Critical Dividable Contract being transferred on a Cost Neutral Basis or otherwise requires any payments or concessions, the Company shall inform the Acquiror and the Acquiror shall have five (5) Business Days (or such lesser number of Business Days until the Closing Date) either (i) to agree to the transfer of such portion of such Critical Dividable Contract with such changes or to make such payments or (ii) to reject the transfer of such portion of such Critical Dividable Contract in which case the provisions of Section 2.4(b) shall apply.

(b) Notwithstanding anything to the contrary contained in this Agreement, to the extent that any of the Critical Dividable Contracts have not been divided and assigned by the parties prior to Closing (the “Post-Closing Dividable Contracts”), then this Agreement shall not constitute a transfer of such portion of any such Post-Closing Dividable Contract, or an attempt thereof. Following the Closing, the parties shall use their commercially reasonable efforts to obtain promptly such authorizations, approvals, consents or waivers and to cooperate with each other in connection with the transfer of any such portion of any Post-Closing Dividable Contract that has not been divided and assigned prior to Closing; provided, however, that the Company and the Acquiror shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any consent or waiver may be required; provided, further, however, that the Acquiror may elect to pay or commit to pay such amounts (or incur such obligations) in its sole discretion. To the extent that the Acquiror is provided the benefits pursuant to the Transition Services Agreement of any portion of any such Post-Closing Dividable Contract, the Acquiror shall perform, for the benefit of the other Persons that are parties thereto, the obligations (including payment obligations) of the Company thereunder and any related Liabilities that, but for the lack of an authorization, approval, consent or waiver in connection with the assignment of such Liabilities to the Acquiror, would have become Liabilities of the Acquiror arising on or after the Closing by virtue of the transfer of such portion of such Post-Closing Dividable Contract and any other obligations and Liabilities arising under such Post-Closing Dividable Contract shall remain with the Company.

(c) Notwithstanding anything to the contrary contained in this Agreement, to the extent that the transfer to the Acquiror of the portion of any Other Dividable Contract that relates to the Business, or any claim or right or any applicable Law would require any Governmental Entity’s or third-party’s authorization, approval, consent or waiver, and the Closing (subject to the satisfaction or waiver of the conditions set forth in Article VIII) proceeds without such authorization, approval, consent or waiver then this Agreement shall not constitute a transfer of such portion of such Other Dividable Contract, or an attempt thereof. In the event that any such portion of any Other Dividable Contract is not transferred prior to the Closing, then, following the Closing, the parties shall use their commercially reasonable efforts to obtain promptly such authorizations, approvals, consents or waivers and to cooperate with each other in connection therewith; provided, however, that the Company and the Acquiror shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any consent or waiver may be required; provided, further, however, that the Acquiror may elect to pay or commit to pay such amounts (or incur such obligations) in its sole discretion. To the extent that the Acquiror is provided the benefits pursuant to the Transition Services Agreement of any portion of such Other Dividable Contract, the Acquiror shall perform, for the benefit of the other Persons that are parties thereto, the obligations (including payment obligations) of the Company thereunder and any related Liabilities that, but for the lack of an authorization, approval, consent or waiver in connection with the assignment of such Liabilities to the Acquiror, would have become Liabilities of the Acquiror arising on or after the Closing by virtue of the transfer of such portion of such Other Dividable Contract and any other obligations and Liabilities arising under such Other Dividable Contract shall remain with the Company.

(d) To the extent authorization, approval, consent or waiver for the transfer of any such portion of any Other Dividable Contract is obtained, the Company shall immediately transfer such portion of any such Other Dividable Contract to the Acquiror, and the Acquiror shall assume obligations arising after such transfer under such portion of any such Other Dividable Contracts.

SECTION 2.5 Closing. As soon as practicable, but in no event later than the second Business Day after the satisfaction or waiver of the conditions to closing specified in Article VIII (other than those conditions which, by their terms, cannot be satisfied until the

Closing, but subject to the satisfaction or waiver of such conditions), the sale and purchase of the Shares and the Transferred Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) that will be held at 10:00 a.m., New York City time, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, or such other time or place as the Company and the Acquiror may agree in writing, provided, however, that if the Marketing Period has not ended at such time, the Closing will instead occur on the earlier of (a) a date during the Marketing Period specified by the Acquiror on no fewer than three (3) Business Days’ notice to the Company and (b) the final day of the Marketing Period (the date on which the Closing takes place being the “Closing Date”). Notwithstanding anything to the contrary contained in this Agreement, without the prior consent of the Acquiror, the Closing Date shall not occur prior to the earlier of (i) the second Business Day following the Parent Shareholder Approval and (ii) two Business Days prior to the End Date. For all purposes under this Agreement and each of the Ancillary Agreements, all matters at Closing will be considered to take place simultaneously, no delivery of any document will be deemed complete until all transactions and deliveries of documents are completed, and the Closing will be deemed to have occurred in each jurisdiction applicable to the Business on the Closing Date as of 12:01 a.m. local time, irrespective of the actual occurrence of the Closing at any particular time on the Closing Date.

SECTION 2.6 Purchase Price; Deposit.

(a) At the Closing, the Acquiror shall pay to the Company an aggregate amount in cash equal to $1,675,000,000, plus (1) the amount, if any, by which the Estimated Working Capital exceeds the Target Working Capital, minus (2) the amount, if any, by which the Target Working Capital exceeds the Estimated Working Capital (the net amount derived from the foregoing, the “Closing Amount”), by wire transfer of immediately available funds to bank accounts as shall be designated by the Company in writing no later than two (2) Business Days prior to the Closing Date, (as may be adjusted pursuant to Section 2.11, the “Purchase Price”). The amount of any such adjustment pursuant to the foregoing clauses (1) and (2) is hereinafter referred to as the “Closing Adjustment”.

(b) As of the date hereof, the Acquiror has deposited, or caused to be deposited, an amount in cash equal to $100,000,000 by wire transfer of immediately available funds (the “Deposit”), as collateral and security for the payment of the Closing Amount, into a separate escrow account established pursuant to the terms of an escrow agreement, substantially in the form of attached hereto as Exhibit D (the “Escrow Agreement”), among Parent, the Company and Citibank, N.A (the “Escrow Agent”), which amount (together with all accrued investment income or interest thereon) shall be released by the Escrow Agent in the following circumstances and in accordance with the Escrow Agreement:

(i) at Closing, the Deposit (together with all accrued investment income or interest thereon) shall be released to the Company and applied to offset and reduce, dollar-for-dollar, the Closing Amount otherwise due at the Closing;

(ii) if all of the conditions set forth in Section 8.1 and Section 8.2 have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing and which are capable of being satisfied at the

Closing) and the Acquiror fails to complete the Closing when required pursuant to Section 2.5 and the Company stood ready, willing and able to consummate the Closing then the Deposit (together with all accrued investment income or interest thereon) shall be released to the Company and retained by the Company in full as a credit towards, and not a limitation on, damages (provided that the Deposit shall be applied to the purchase price in any action brought by the Company seeking specific performance pursuant to Section 11.11);

(iii) if the Acquiror shall have materially failed to comply with any covenant or agreement applicable to the Acquiror set forth in this Agreement so as to cause any of the conditions set forth in Section 8.1, Section 8.3(b) or Section 8.3(c) not to be capable of being satisfied, and such condition is incapable of being satisfied or cured by the End Date and at such time the Company shall have complied with its obligations under Section 5.4, then the Deposit (together with all accrued investment income or interest thereon) shall be released to the Company and retained in full by the Company as a credit towards, and not a limitation on, damages (provided that the Deposit shall be applied to the purchase price in any action brought by the Company seeking specific performance pursuant to Section 11.11);

(iv) if the Agreement is validly terminated pursuant to Section 9.1(a), then the Deposit (together with all accrued investment income or interest thereon) shall be returned to the Acquiror; or

(v) if the Agreement is validly terminated pursuant to Section 9.1 (other than Section 9.1(a)), then the Deposit (together with all accrued investment income or interest thereon) shall be released in accordance with Section 2(f) of the Escrow Agreement.

SECTION 2.7 Closing Deliveries by the Company. At the Closing, the Company shall deliver or cause to be delivered to the Acquiror:

(a) the certificate referenced in Section 8.2(a) and Section 8.2(b);

(b) a receipt for the Closing Amount;

(c) with respect to each parcel of Business Owned Real Property that is owned by the Company, a duly executed and acknowledged special warranty deed (or local equivalent) or, in the event the Company acquired title to any Business Owned Real Property pursuant to a quit claim deed, a quit claim deed (or local legal equivalent), in each case in proper recordable form and sufficient to vest title in the Acquiror;

(d) duly executed instruments of assignment and assumption of the Business Leased Real Property, executed by the Company or its applicable Subsidiary, in form and substance reasonably satisfactory to the Acquiror;

(e) duly executed counterparts to the Ancillary Agreements contemplated to be delivered pursuant to Section 8.2(c);

(f) releases and Uniform Commercial Code termination statements, executed by the appropriate secured party and in a form appropriate for recording or filing, as applicable, that are sufficient to release any Lien against the Shares and any Lien other than Permitted Liens (but specifically excluding any Liens arising from or related to those Liens set forth in Section 1.1(f) of the Disclosure Schedule) against the Transferred Assets and assets of the Transferred Entities, and evidence of payoff and release of Liens pursuant to any mortgages on the Owned Real Property;

(g) such other deeds, bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary for the Assumption of the Assumed Liabilities or to vest in the Acquiror all of the Company’s rights, title and interest in and to the Transferred Assets;

(h) a certificate in accordance with Treasury Regulations Section 1.1445-2(b)(2) to the effect that the Company is not a “foreign person”;

(i) a release of all of the Transferred Entities in form and substance reasonably acceptable to Acquiror;

(j) the books, records, minute books and stock ledgers of the Transferred Entities to the extent not located at a Facility, Business Leased Real Property or Business Owned Real Property;

(k) transfer Tax forms (or portions thereof) for Business Owned Real Property and Business Leased Real Property, where applicable, prepared by Acquiror and required to be executed by the transferor, in form and substance reasonably acceptable to Acquiror and the Company; and

(l) certificates representing the Shares, duly endorsed, or accompanied by stock powers duly executed, with all other assignments, deeds, share transfer forms, endorsements or other instruments or documents, duly stamped where necessary, as required by applicable Law.

SECTION 2.8 Closing Deliveries by the Acquiror. At the Closing, the Acquiror shall deliver to the Company:

(a) cash in an aggregate amount equal to the Closing Amount by wire transfer in immediately available funds to an account or accounts as directed by the Company in accordance with Section 2.6; provided, that, such Closing Amount shall be offset by the amount released to the Company pursuant to Section 2.6(b)(i);

(b) any required transfer Tax stamps;

(c) the certificate referenced in Section 8.3(a) and Section 8.3(b);

(d) transfer Tax forms for Business Owned Real Property and Business Leased Real Property, where applicable, and any payments due in accordance with Section 5.9(a) of this Agreement on the Closing Date;

(e) duly executed instruments of assignment and assumption of the Business Leased Real Property, executed by the Acquiror, in form and substance reasonably satisfactory to the Company;

(f) duly executed counterparts to the Ancillary Agreements contemplated to be delivered pursuant to Section 8.3(c); and

(g) such other deeds, assumptions and other good and sufficient instruments of conveyance and assumption as the parties and their respective counsel shall deem reasonably necessary for the assumption of the Assumed Liabilities or to vest in the Acquiror all of the Company’s rights, title and interest in, to and under the Transferred Assets.

SECTION 2.9 Adjustment to Purchase Price.

(a) Two (2) Business Days prior to the Closing, the Company shall deliver to the Acquiror a statement setting forth the Company’s good faith estimate of the Working Capital as of 11:59 PM PST on the day immediately preceding the Closing Date (“Estimated Working Capital”). The Estimated Working Capital shall be determined using the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and allocation methodology, as were used in preparation of the Form of Working Capital Statement of the Business and shall be in the same form as the Form of Working Capital Statement of the Business. For purposes of calculating Working Capital, whether or not the date as of which Working Capital is required to be calculated hereunder coincides with a fiscal quarter-end or accounting-period end of the Company, Working Capital shall be calculated using the Company’s customary fiscal quarter-end or accounting- period end close procedures for the preparation thereof, including the Company’s procedures with respect to accruals and adjustments.

(b) Within ninety (90) days after the Closing Date, the Company shall prepare and deliver to the Acquiror a statement (the “Initial Working Capital Statement”), executed by an officer of the Company, setting forth in reasonable detail the Company’s calculation of Working Capital as of 11:59 PM PST on the day immediately preceding the Closing Date (the “Closing Working Capital”) together with the workpapers used in the preparation thereof (which shall include appropriate information and documentation in reasonable detail supporting the Company’s calculations). The Closing Working Capital shall be determined using the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and allocation methodology, as were used in preparation of the Form of Working Capital Statement of the Business and shall be in the same form as the Form of Working Capital Statement of the Business.

(c) During the 30-day period immediately following the Acquiror’s receipt of the Initial Working Capital Statement (the “Review Period”), the Acquiror and its Representatives will be permitted to review the Company’s work papers relating to the Initial Working Capital Statement, and the Company shall make available the individuals in its employ responsible for and knowledgeable about the information used in, and the preparation of, the Initial Working Capital Statement, to respond to the reasonable inquiries of the Acquiror.

(d) The Acquiror agrees that, following the Closing through the date that the Final Working Capital Statement becomes final and binding, it will not take any actions with respect to any accounting books, records, policies or procedures on which the Statement of Net Assets or the Initial Working Capital Statement is based or on which the Final Working Capital Statement is to be based that are inconsistent with the past practice of the Business (or the Company with respect to the Business) or that would impede or delay the determination of the amount of Closing Working Capital or the preparation of the Notice of Disagreement or the Final Working Capital Statement in the manner and utilizing the methods required by this Agreement. The Company and the Acquiror acknowledge that the sole purpose of the determination of Working Capital is to adjust the Purchase Price so as to reflect the difference, if any, between the Target Working Capital and the Final Working Capital resulting only from the operation of the Business.

(e) The Acquiror and the Company agree that any adjustments pursuant to this Section 2.9 or Section 2.12, and any indemnification payment made pursuant to this Agreement, shall be treated as an adjustment of the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

SECTION 2.10 Reconciliation of Post-Closing Statements.

(a) The Acquiror shall notify the Company in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if the Acquiror disagrees with the Initial Working Capital Statement or the Closing Working Capital set forth therein. The Notice of Disagreement shall set forth in reasonable detail the basis for such dispute, including, with respect to any such item in which the Company has allocated an amount between the Business and the other businesses of the Company, why the Acquiror believes that the allocation methodology applied by the Company is not consistent with that used in the preparation of the Form of Working Capital Statement of the Business, the amounts involved and the Acquiror’s determination of the amount of Closing Working Capital. All matters, components, calculations and assumptions in the Initial Working Capital Statement that the Acquiror does not specifically dispute shall not be subject to further review, challenge or adjustment. If no Notice of Disagreement is received by the Company prior to expiration of the Review Period, then the Initial Working Capital Statement shall be deemed to have been accepted by the Acquiror and shall become final and binding upon the parties in accordance with Section 2.10(d).

(b) During the 30-day period immediately following the delivery of a Notice of Disagreement (the “Consultation Period”), the Company and the Acquiror shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c) If, at the end of the Consultation Period, the Company and the Acquiror have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, the Company and the Acquiror shall submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Initial Working Capital Statement marked to indicate those line items that are not in dispute) to (i) an independent certified public accounting firm in the United States of national recognition mutually acceptable to the Company and the Acquiror (the “Independent Accounting Firm”) or (ii) if the Company and the Acquiror are unable to agree upon such a firm within ten (10) Business Days after the end of the Consultation Period, then within an additional ten (10) Business Days, the Company and the Acquiror shall each select one such firm and those two firms shall select a third such firm, in which event “Independent Accounting Firm” shall mean such third firm. The Independent Accounting Firm shall use the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and allocation methodology, as were used in preparation of the Form of Working Capital Statement of the Business in making its determination. The Company and the Acquiror shall use commercially reasonable best efforts to cause the Independent Accounting Firm to reach a determination, solely with respect to the matters specifically disputed in the Notice of Disagreement, not more than 30 days after such referral. Nothing herein shall be construed to authorize or permit the Independent Accounting Firm to resolve or otherwise review any items which are not specifically disputed in the Notice of Disagreement. With respect to each disputed line item, such determination, if not in accordance with the position of either the Company or the Acquiror, shall not be in excess of the amount that results in higher Closing Working Capital, nor less than the amount that results in lower Closing Working Capital, as advocated by the Company in the Initial Working Capital Statement or the Acquiror in the Notice of Disagreement with respect to such disputed line item, respectively. The statement of Closing Working Capital that is final and binding on the parties, as determined either through agreement of the parties pursuant to Section 2.10(a) or Section 2.10(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.10(c), is referred to as the “Final Working Capital Statement” and the Closing Working Capital reflected on such Final Working Capital Statement is referred to as the “Final Working Capital”.

(d) The cost of the Independent Accounting Firm’s review and determination shall be shared equally by the Company, on the one hand, and the Acquiror, on the other hand. During the review by the Independent Accounting Firm, the Acquiror and the Company and their respective accountants will each make available to the Independent Accounting Firm interviews with such individuals, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.10(c); provided, however, that the accountants of the Company or the Acquiror shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after the Independent Accounting Firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. In acting under this Agreement, the Independent Accounting Firm will be entitled to the privileges and immunities of an arbitrator.

SECTION 2.11 Tax Withholding. The Acquiror shall be entitled to deduct and withhold from the Purchase Price all Taxes that the Acquiror may be required to deduct and withhold under any provision of Tax Law; provided, however, that if the Company delivers a certificate in accordance with Treasury Regulations Section 1.1445-2(b)(2) to the effect that the Company is not a “foreign person,” the Acquiror shall not be entitled to deduct and withhold from the Purchase Price any Taxes. All such withheld amounts shall be treated as delivered to the Company hereunder.

SECTION 2.12 Post-Closing Adjustment. (i) If the Final Working Capital exceeds the Estimated Working Capital, the Acquiror shall pay the Company the amount of such excess; and (ii) if the Estimated Working Capital exceeds the Final Working Capital, the Company shall pay the Acquiror the amount of such excess. Any amounts owed pursuant to this Section 2.12 (the “Post-Closing Adjustment”), together with interest accrued from the Closing Date through the date of payment at an annual rate equal to the prime interest rate as reported by The Wall Street Journal as of the Closing Date, shall be paid in one payment to either the Company or the Acquiror, as the case may be, by wire transfer in immediately available funds to an account specified by the receiving party within three (3) Business Days after the Final Working Capital Statement becomes final, conclusive and binding pursuant to Section 2.10(c).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Acquiror, as of the date hereof and as of the Closing Date, that, except as set forth in the Disclosure Schedule delivered by the Company to the Acquiror prior to the execution of this Agreement (the “Disclosure Schedule”):

SECTION 3.1 Organization and Qualification. Each of the Company and the Transferred Entities is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of its organization. Each of the Company and the Transferred Entities (a) has the corporate or other appropriate power and authority to own or lease its properties and to operate the Business as currently owned, leased or operated by the Company or such Transferred Entity and to carry on the Business as currently conducted and (b) is duly qualified or licensed to do business as a foreign corporation in each jurisdiction where the character of its owned, leased or operated properties or the nature of its activities makes such qualification or licensing necessary, except for jurisdictions where the failure to be so qualified or licensed would not have, individually or in the aggregate, a Material Adverse Effect. Copies of the Certificate of Incorporation or By-Laws or similar organizational documents of the Transferred Entities, which reflect all amendments made thereto at any time prior to the date of this Agreement, have been delivered to Acquiror and are correct and complete in all material respects.

SECTION 3.2 Authority of the Company.The Company has all necessary corporate or other power and authority to execute and deliver the Transaction Agreements to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by the Company of the Transaction Agreements to which it is a party and the consummation by the Company of the transactions contemplated by, and the performance by the Company of its obligations under, the Transaction Agreements have been duly and validly authorized by all requisite action on the part of the Company and no other corporate or other proceedings on the part of the Company is necessary to authorize the Transaction Agreements or to consummate the transactions so contemplated. This

Agreement has been, and upon execution and delivery of the Ancillary Agreements to which it is a party each such Ancillary Agreement will be, duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and upon execution and delivery, the Ancillary Agreements will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

SECTION 3.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of the Transaction Agreements by the Company do not and will not (i) conflict with or violate the Certificate of Incorporation or By-Laws or similar organizational documents of the Company or the Transferred Entities, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) and (ii) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict in any material respect with or violate in any material respect any Law applicable to the Company, the Transferred Entities or the Transferred Assets or (iii) except as set forth in Section 3.3(a)(iii) of the Disclosure Schedule, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any of the Transferred Assets pursuant to any Contract binding upon any of the Company (with respect to the Transferred Assets) or any license, permit or similar authorization affecting, or relating to, the Transferred Assets, or any Transferred Entity Contract, except, in the case of clause (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The execution, delivery and performance by the Company of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the filing of a pre-merger notification and report by the Company under the HSR Act, the Federal Law of Economic Competition and applicable filings or approvals under other non-U.S. antitrust and competition Laws set forth on Section 3.3(b) of the Disclosure Schedule (together with the HSR Act and Federal Law of Economic Competition, the “Antitrust Laws”) and (ii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.4 Shares. Section 3.4 of the Disclosure Schedule sets forth an accurate list of the authorized and issued and outstanding shares of capital stock or other equity securities of each of the Transferred Entities. Except as set forth on Section 3.4 of the Disclosure Schedule, all of the Shares have been validly issued and are fully paid and nonassessable and are owned by the Company and/or another Transferred Entity free and clear of all Liens (except for Permitted Liens or Liens created by or through the Acquiror or any of its Affiliates). The Shares constitute all of the outstanding shares of the capital stock of the Transferred Entities. Except as indicated on Section 3.4 of the Disclosure Schedules, there are no outstanding options, warrants or other rights of any kind relating to the sale, issuance or voting of any equity interests of the Transferred Entities that have been issued, granted or entered into by the Company or any of its Subsidiaries or any securities convertible into or evidencing the right to purchase any equity interests of the Transferred Entities. The Company has as of the date hereof and at all times prior to the Closing will have good and valid title to the Shares and the absolute right to deliver such Shares to Acquiror in accordance with this Agreement.

SECTION 3.5 Financial Information; Absence of Undisclosed Liabilities.

(a) Section 3.5(a) of the Disclosure Schedule contains the audited combined statements of net assets to be sold of the Business as of April 29, 2012 and April 28, 2013 (the “Statement of Net Assets”) and combined statements of net sales, cost of products sold and direct operating expenses of the Business for the fiscal years ended April 29, 2012 and April 28, 2013 (the “Business Financial Statements”) (the Statement of Net Assets and the Business Financial Statements, collectively, the “Financial Statements”). The Financial Statements (i) fairly present, in all material respects, the combined net assets to be sold and the related combined net sales, cost of goods sold and direct operating expenses of the Business as of the respective dates thereof and for the period ending thereon in each case in conformity with GAAP and (ii) have been derived from the general ledger and other financial records of Company which have been maintained in a manner consistent with the Company’s internal controls over financial reporting.

(b) Section 3.5(a) is qualified by the fact that the Business has not operated as a separate independent entity within the Company. As a result, the Business and the Transferred Assets have been allocated certain charges and credits for purposes of the preparation of the Financial Statements. Such allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Business operated as an independent enterprise.

(c) All Liabilities (x) that will be Assumed Liabilities or (y) of the Transferred Entities (1) have been stated or adequately reserved against on the Statement of Net Assets or the notes thereto, (2) have been disclosed in Section 3.5(c) of the Disclosure Schedule, (3) have been incurred after April 28, 2013 (A) in the ordinary course of the Business consistent with past practice or (B) at the prior written request or with the prior written consent of the Acquiror or its Representatives, (4) are Liabilities not required to be disclosed on a balance sheet prepared in accordance with GAAP or in the notes thereto or (5) are Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.6 Absence of Certain Changes or Events. From April 28, 2013 (i) except as contemplated by this Agreement, the Company has conducted the Business in the ordinary course consistent with past practice, and (ii) except as set forth on Section 3.6(ii) of the Disclosure Schedule, there has not occurred any change, impact, event, effect, circumstance and/or development (or combination of the foregoing) that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Acquiror acknowledges that there may be disruption to the operation of the Business as a result of the announcement by the Company of its intention to sell the Business (and there may be further disruption to the Business as a result of the execution of this Agreement (including as a result of the identity of the Acquiror) and the consummation of the transactions contemplated hereby), and Acquiror agrees that any such disruptions do not and shall not constitute a breach of this Section 3.6.

SECTION 3.7 Absence of Litigation. Except as set forth in Section 3.7 of the Disclosure Schedules, and except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a) there are no Actions or Governmental Orders pending or, to the Knowledge of the Company, threatened against the Company (in respect of the Business, the Transferred Assets or the Assumed Liabilities) or the Transferred Entities; and

(b) the Company and its Subsidiaries are not subject to any order, writ, settlement, injunction, judgment or decree of any court or any Governmental Entity relating to the Business.

SECTION 3.8 Compliance with Laws.

(a) The Company and the Transferred Entities own or possess, and are in compliance with, all material governmental qualifications, registrations, licenses, permits, approvals or authorizations necessary to conduct the Business as currently conducted.

(b) Except as disclosed in Section 3.8 of the Disclosure Schedule and except as would not, individually or in the aggregate, have a Material Adverse Effect (i) with respect to the Business, all governmental qualifications, registrations, licenses, permits, approvals or authorizations necessary to conduct the Business as currently conducted (“Permits”) are in full force and effect and no Action is pending, nor to the Knowledge of the Company is threatened, to suspend, revoke, revise, limit, restrict or terminate any of such Permits or declare any such Permit invalid, (ii) with respect to the Business, the Company and the Transferred Entities have filed all necessary reports and maintained and retained all necessary records pertaining to such Permits; and (iii) with respect to the Business, the Company and the Transferred Entities have otherwise complied with all of the Laws, ordinances, regulations and orders applicable to the Business, and the Company has not received any written notice to the contrary.

SECTION 3.9 Sufficiency of the Transferred Assets; Liens.

(a) Assuming receipt of all consents, approvals and authorizations as contemplated by Section 3.3, the Transferred Assets and the Shares will, taking into account all Ancillary Agreements and Third Party Rights, and subject to Section 2.3 and Section 2.4, constitute in all material respects all of the assets, rights and properties necessary to conduct the Business as presently conducted on the date of this Agreement; provided, however, that nothing in this Section 3.9(a) shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of cash or working capital.

(b) Except for Permitted Liens or Liens created by or through the Acquiror or any of its Affiliates, the Company has good, valid and marketable title to the Shares and all Transferred Assets (other than the Real Properties, which are the subject of Section 3.14), free and clear of all Liens. Each Transferred Entity has good, valid and marketable title to its assets (other than the Real Properties, which are the subject of Section 3.14) free and clear of all Liens, except for Permitted Liens.

SECTION 3.10 Intellectual Property. Section 3.10 of the Disclosure Schedules lists all registered and applied for Intellectual Property owned by the Company and the Transferred Entities as of the date hereof that is Related to the Business (the “Registered IP”). Except as set forth in Section 3.10 of the Disclosure Schedules and except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and the Transferred Entities own, are licensed or have the right to use all Intellectual Property necessary for the operation of the Business as currently conducted (“Business IP”), free and clear of all material Liens, except for Permitted Liens; (ii) the Company and the Transferred Entities are not subject to any pending material Action challenging the validity, enforceability, use or ownership of such Business IP; (iii) to the Knowledge of the Company, the United States Registered IP owned by the Company and the Transferred Entities is valid and subsisting and is not being infringed by others; (iv) to the Knowledge of the Company, the current operation of the Business is not infringing any Intellectual Property owned by third parties; and (v) all maintenance and other fees and all filings necessary to maintain any Registered IP have been paid and/or filed as necessary, as of the date hereof.

SECTION 3.11 Environmental Matters.

(a) Except as set forth on Section 3.11 of the Disclosure Schedules, each of the Company and the Transferred Entities in respect of the Business: (i) is and has been in compliance with all Environmental Laws applicable to the Business; (ii) holds all Environmental Permits required for the current ownership, use and operation of the Business; and (iii) is in compliance with all terms and conditions of such Environmental Permits; except as would not, individually or in the aggregate, have a Material Adverse Effect;

(b) Neither of the Company nor the Transferred Entities in respect of the Business or any other Person, has (i) Released Materials of Environmental Concern at any Real Property or (ii) to the Knowledge of the Company, has Released or arranged for any other Person to Release any Materials of Environmental Concern at any location that would reasonably be expected to result in Liability to the Company or the Transferred Entities under any applicable Environmental Laws, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(c) No claims under Environmental Law are pending or, to the Knowledge of the Company, threatened against the Business, or against the Company or the Transferred Entities in respect of the Business, except as would not, individually or in the aggregate, have a Material Adverse Effect; and

(d) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.11 are the Company’s only representations and warranties in this Agreement regarding or relating to Environmental Laws, Materials of Environmental Concern or other environmental matters.

SECTION 3.12 Contracts.

(a) Set forth in Section 3.12(a) of the Disclosure Schedule is a list of each agreement or contract or any amendment thereto, which is an Assumed Contract or a Transferred Entity Contract and which is:

(i) with respect to the current or former Business Employees or other service providers of the Company, with respect to the current or former employees or other service providers of the Transferred Entities, an employment or consulting agreement (excluding any such contracts or arrangements for which the total compensation during each of the last two years was less than $100,000 per Person or contracts which are terminable by the Company at will, subject to the notice and severance policies of the Company), or any severance or “change of control” agreement, pursuant to which the Company is currently making or will become obligated to make cash payments;

(ii) a lease or similar agreement under which the Company or any Transferred Entity is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third party at an annual payment in excess of $500,000;

(iii) an agreement or contract primarily related to the Business that involves the obligation of the Company or any Transferred Entity to purchase materials, supplies, equipment or services from others for payment of more than $500,000 and which is not terminable by the Company or such Transferred Entity on less than ninety (90) days’ notice;

(iv) an agreement or contract which deals with the provisions of the Business on a co-packing or repackaging, contracting or subcontracting basis at an annual payment or receipt of payments in excess of $500,000;

(v) an agreement or contract (excluding purchase orders in the ordinary course of the Business and contract manufacturing agreements identified in Section 3.12(a)(iv)) that involves the obligation of the Company or any Transferred Entity to deliver products or services to third parties for annual payment of more than $1 million and which is not terminable by the Company or such Transferred Entity on less than ninety (90) days’ notice;

(vi) any Contract containing a covenant not to compete that materially impairs the ability of the Company (solely with respect to the Business) or the Transferred Entities to freely conduct the Business as the Business is conducted on the date hereof in any geographic area or any material line of business;

(vii) a Contract of the Company or its Affiliates (other than a Company Contract) that is material to the Business and is not solely related to the Business but also relates to other businesses of the Company (a “Dividable Contract”);

(viii) an agreement between the Company or any Transferred Entity, on the one hand, and the Company or any of its Subsidiaries, on the other hand;

(ix) a partnership or joint venture agreement;

(x) an agreement related to material Intellectual Property Related to the Business, other than (x) commercially available, non-exclusive software licenses and (y) Contracts with an annual fee of less than $200,000 (the “Company IP Agreements”); and

(xi) an agreement or contract for Indebtedness in excess of $500,000 of a Transferred Entity.

(b) Except as set forth in Section 3.12(b) of the Disclosure Schedule and except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company or any Transferred Entity is not (with or without the lapse of time or the giving of notice, or both) in breach or default under any Assumed Contract or Transferred Entity Contract and, to the Knowledge of the Company, no other party to any such Assumed Contract or Transferred Entity Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, except for such breaches or defaults which would not, individually or in the aggregate have a Material Adverse Effect. All of the Assumed Contracts and Transferred Entity Contracts set forth in Section 3.12(a) of the Disclosure Schedule are in full force and effect and are valid and binding obligations of the Company or any Transferred Entity and (to the extent binding obligations of the other parties thereto) enforceable in accordance with their respective terms except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Law relating to or affecting the enforcement of creditors’ rights or by general equitable principles. Except as otherwise indicated on Section 3.12(a) of the Disclosure Schedule, the Company has furnished or made available to the Acquiror true and complete copies of all of the Assumed Contracts and Transferred Entity Contracts set forth in Section 3.12(a) of the Disclosure Schedule.

SECTION 3.13 Company Plans.

(a) Section 3.13(a) of the Disclosure Schedule sets forth a list of each Company Plan, separately identifying each Transferred Entity Plan. To the extent applicable with respect to each Company Plan, true, correct, and complete copies of the most recent documents described below have been delivered to Acquiror (i) IRS determination letter and any outstanding request for a determination letter; (ii) Form 5500 for the three most recent plan years, (iii) all plan documents and amendments, (iv) current summary plan descriptions and summaries of material modifications, and (v) administrative service agreements, related trust agreements, annuity contracts, and other funding instruments.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Plan has been established, operated and administered in all respects in accordance with their terms, ERISA, the Code and all other applicable Law. Each of the Company Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination letter from the IRS to the effect that each such Company Plan is so qualified and exempt from tax under Sections 401(a) and 501(a) of the Code, and nothing has occurred that would reasonably be expected to adversely affect such qualification.

(c) Except as set forth in Section 3.13(c) of the Disclosure Schedule, with respect to any multiemployer plan (within the meaning of Section 3(37) of ERISA) to which the Company or the Transferred Entities, or any other entity that would be treated as a single employer with the Company or any Transferred Entity under Section 414 of the Code (“Commonly Controlled Entity”), contributes or has any Liability (or has at any time contributed or had an obligation to contribute), no such multiemployer plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA). Neither the Company nor any Transferred Entity nor any Commonly Controlled Entity (i) has completely or partially withdrawal from a multiemployer plan or (ii) has, as of the date of this Agreement, received notice from the sponsor or any multiemployer plan that such multiemployer plan is either in critical or endangered status within the meaning of Code Section 432.

(d) With respect to each Company Plan, (i) neither the Company nor any Transferred Entity nor any Commonly Controlled Entity has any unsatisfied liability under Title IV of ERISA, (ii) to the Knowledge of the Company, no condition exists that presents a material risk to the Company, any Transferred Entity or any Commonly Controlled Entity of incurring any material liability under Title IV of ERISA (other than premiums due to the Pension Benefit Guaranty Corporation (“PBGC”), (iii) the PBGC has not instituted proceedings under Section 4042 of ERISA to terminate any Company Plan, (iv) to the Knowledge of the Company, no event has occurred that would be reasonably expected to subject the Company, any Transferred Entity or any Commonly Controlled Entity, by reason of its affiliation with any other Commonly Controlled Entity to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules, and regulations and (v) all premium payments required to have been made to the PBGC have been paid when due.

(e) Except as set forth in Section 3.13(e) of the Disclosure Schedule, with respect to each Company Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) there are no actions by any Governmental Entity with respect to termination proceedings, (ii) there are no claims (except claims for benefits payable in the normal operation of the Company Plans), suits or proceedings against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that are pending, or to the Knowledge of the Company, threatened, or in progress, (iii) to the Knowledge of the Company, there are not any facts that could give rise to any liability in the event of any such action, and (iv) no written or oral communication has been received from the PBGC in respect of any Company Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein.

(f) With respect to each Company Plan, (i) to the Knowledge of the Company, there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), and (ii) there has not occurred a reportable event (as such term is defined in Section 4043 of ERISA).

(g) Except as set forth in Section 3.13(g) of the Disclosure Schedule, no Company Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), would reasonably be expected to (i) result in the payment of severance or any increase in severance pay, including, without limitation, upon any termination of employment after the date of this Agreement, to any Business Employee or Former Business Employee, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans with respect to any Business Employee or Former Business Employee, or (iii) otherwise result in payments that would not be deductible under Section 280G of the Code.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Plan has been documented and operated in a manner that would not trigger adverse tax consequences under Code Section 409A and no Business Employee or Former Business Employee is or has been subject to any tax or penalty under Code Section 409A, and to the Knowledge of the Company no facts exist that would give rise to any such tax or penalty with respect to any Company Plan.

(i) Set forth on Section 3.13(i) of the Disclosure Schedule is a complete list of: all Business Employees; together with the current rate of compensation (if any) payable to each and any paid vacation time owing to such person, any incentive, bonus or deferred payments owing to such persons but not yet paid.

(j) Except as set forth on Section 3.13(j) of the Disclosure Schedule: (i) the Company is not indebted to any Business Employee except for amounts due as normal salaries, wages, employee benefits and bonuses and in reimbursement of ordinary expenses on a basis consistent with past practices; and (ii) no Business Employee is indebted to the Company except for advances for ordinary business expenses on a basis consistent with past practices.

(k) Except as set forth on Section 3.13(k) of the Disclosure Schedule, no employees of the Company are on secondment, maternity, paternity, adoption or other leave or absent due to ill-health or for any reason.

(l) Every employee of the Company who requires authorization from a Governmental Entity to work in such employee’s place of work as at Closing, as set forth on Section 3.13(l) of the Disclosure Schedule, has the necessary immigration documentation or other necessary permission.

(m) Except as set forth on Section 3.13(m) of the Disclosure Schedule, there are no Collective Bargaining Agreements valid and existing between the Company and any collective bargaining unit at the time of this Agreement or on the Closing Date.

SECTION 3.14 Real Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and the Transferred Entities have good and marketable fee simple (or the equivalent under applicable Law) title to all Owned Real Property free and clear of all Liens, except for Permitted Liens; (ii) and except as set forth in Section 3.14(ii) of the Disclosure Schedule, neither the Company nor the Transferred Entities has leased, licensed or otherwise granted any Person the right to use or occupy the Owned Real Property, which lease, license or grant is currently in effect or collaterally assigned, or granted any other security interest in the Owned Real Property which assignment or security interest is currently in effect; (iii) there are no outstanding agreements, options, rights of first offer or rights of first refusal on the part of any party to purchase any Owned Real Property; (iv) there are not pending or, to the Knowledge of the Company, threatened any condemnation proceedings related to any of the Owned Real Property; and (v) to the Knowledge of the Company, there are not any pending, or threatened, condemnation proceedings related to any of the Leased Real Property.

(b) The Company has furnished or made available to the Acquiror true and complete copies of each Real Estate Lease, to the extent in the possession of or under the control of the Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each Leased Real Property is a valid and binding obligation on the Company or the Transferred Entities party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect; (ii) there is no breach or default under any Leased Real Property by the Company, any of Transferred Entities or, to the Knowledge of the Company, any other party thereto; (iii) no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a breach or default under any Real Estate Lease by the Company, any of the Transferred Entities or, to the Knowledge of the Company, any other party thereto; and (iv) the Company and each of the Transferred Entities that is either the tenant or licensee named under each Real Estate Lease has a good and valid leasehold interest in each Leased Real Property.

SECTION 3.15 Personal Property.Except as would not have a Material Adverse Effect, the items of material Equipment included in the Transferred Assets and the items of material Equipment owned by the Transferred Entities are in operating condition and good repair, ordinary wear and tear excepted. The Company (a) owns and has good title to all of the material Equipment included in the Transferred Assets purported to be owned by it and (b) has valid and subsisting leasehold interests in all of the material Equipment purported to be leased by it, in each case, free and clear of any Liens other than Permitted Liens. A Transferred Entity (a) owns and has good title to all of the material Equipment purported to be owned by it and (b) has valid and subsisting leasehold interests in all of the material Equipment purported to be leased by it, in each case, free and clear of any Liens other than Permitted Liens.

SECTION 3.16 Brokers. Except for fees and expenses of Morgan Stanley & Co., LLC and Centerview Partners LLC, in connection with their rendering of investment banking advice to the Company and its Affiliates, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company or any of its Affiliates in connection with the sale of the Business based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company is solely responsible for the investment advisory fees and expenses of Morgan Stanley & Co., LLC and Centerview Partners LLC.

SECTION 3.17 Taxes. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a) The Transferred Entities and their Subsidiaries have duly and timely filed (including pursuant to applicable extensions) all Tax Returns required to be filed by them, and have paid all Taxes shown on such Tax Returns for which payment was due.

(b) No deficiencies for any Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of the Transferred Entities or any of their Subsidiaries; and there are no Liens for Taxes upon the Transferred Assets, the Shares or the assets of the Transferred Entities or any of their Subsidiaries, except for Permitted Liens for Taxes.

(c) Except as set forth in Section 3.17(c) of the Disclosure Schedule, none of the Transferred Entities or their Subsidiaries is or has ever been a member of an affiliated group (other than a group of which it is currently a member) filing a consolidated Tax Return.

(d) All Taxes required to be withheld, collected or deposited by or with respect to the Transferred Entities and each of their Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(e) None of the Transferred Entities or any of their Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement that obligates it to make any payment computed by reference to the taxes, taxable income or taxable losses of any other person (other than any loan agreements or any other such contracts entered into in the ordinary course of business).

(f) None of the Transferred Entities or their Subsidiaries is or has been a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Reg. Section 1.6011-4(b)(2).

SECTION 3.18 FCPA and Certain Other Regulatory Compliance.

(a) The Company (with respect to the Business) and, to Company’s Knowledge, the Transferred Entities and each director, officer, employee, agent or distributor of the Transferred Entities and the Company (with respect to the Business), have, for the past three years, been in material compliance with the Foreign Corrupt Practices Act, 15 U.S.C. 78dd et seq (“FCPA”) and all other applicable anti-corruption Laws. The Company maintains a system of internal accounting controls (as applied to the Transferred Entities), and the books and records of the Transferred Entities are maintained, pursuant to the requirements of 15 U.S.C. 78m(b)(2).

(b) The Company (with respect to the Business) and, to the Company’s Knowledge, the Transferred Entities have, for the past three years, been in material compliance with (i) all applicable international trade Laws (including, to the extent applicable, the U.S. Export Administration Regulations (“EAR”) and the regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control), and (ii) to the extent applicable, the EAR concerning Restrictive Trade Practices or Boycotts (i.e., Part 760 of the EAR) (“Anti-Boycott Regulations”).

(c) The Company (with respect to the Business) and, to the Company’s Knowledge, the Transferred Entities have, for the past three years, been in material compliance with all applicable Laws related to economic sanctions (including, to the extent applicable, U.S. economic sanctions implemented (unilaterally or multilaterally) under statutory authority or presidential Executive Order for, among others, foreign policy reasons and involving, inter alia, the blocking of assets and the prohibition on commerce, including trade and investment (collectively, “U.S. Economic Sanctions”).

(d) The Company (with respect to the Business) and, to the Company’s Knowledge, the Transferred Entities have, for the past three years, been in material compliance with all applicable Laws related to customs procedures (“Customs Laws”) (including, to the extent applicable, the filing of any export or import declaration, the payment of customs duties lawfully owed, compliance with import quotas, import registration or any other similar requirements related to the exportation or importation of goods or services by the Business).

(e) None of the Company (with respect to the Business) or, to the Company’s Knowledge, the Transferred Entities have, for the past three years, made any voluntary disclosure with respect to a possible material violation of the EAR, U.S. Economic Sanctions, Anti-Boycott Regulations, or Customs Laws to any Governmental Entity that remains unresolved.

(f) There is no Action by any Governmental Entity with respect to a material violation of any applicable international trade Laws described in this Section 3.18 (including the EAR, U.S. Economic Sanctions, Anti-Boycott Regulations, or Customs Laws), that is now pending or, to the Knowledge of the Company, asserted or threatened against the Transferred Entities or the Company (with respect to the Business).

(g) The Company (with respect to the Business) and, to Company’s Knowledge, the Transferred Entities and each of their officers, directors, employees or agents, have, for the past three years, been in material compliance with all applicable Laws related to the preparation and sale of food to customers (“Applicable Food Safety Laws”). With respect to Applicable Food Safety Laws none of the Company (with respect to the Business), or, to the Company’s Knowledge, the Transferred Entities have, for the past three years, (i) been excluded, debarred or suspended from participation under any government food safety program; (ii) been (or currently is) subject to a corporate integrity agreement, deferred prosecution agreement, consent decree, settlement agreement or similar agreements or orders mandating or prohibiting future or past activities; or (iii) to the Company’s Knowledge, been under investigation by, disclosed to, or settled with, any Governmental Entity, any Applicable Food Safety Law violations or related issues.

SECTION 3.19 Venezuelan Operations. As of the date hereof, neither the Company nor any Transferred Entity has received any (i) notice of any expropriation or potential expropriation of material assets of the Company or any Transferred Entity located in Venezuela, or (ii) notice of any material violation of Venezuelan Law.

SECTION 3.20 Insurance. Section 3.20(a) of the Disclosure Schedule sets forth a list, true and complete in all material respects, of all policies or certificates of insurance and all performance bonds, surety bonds and similar instruments held by or on behalf of the Company and the Transferred Entities covering the Transferred Assets, the assets of the Transferred Entities or the operations of the Business, the risk insured against, the deductible amount (if any) and the date through which coverage will continue by virtue of premiums already paid. Except as set forth in Section 3.20(b) of the Disclosure Schedule, as of the date hereof there is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriters of such policy. Neither the Company nor any of the Transferred Entities is in material default with respect to any provision contained in any such policy or binder. Neither the Company nor any of the Transferred Entities has received or given a notice of cancellation or non-renewal with respect to any such policy and no insurer under any such policy has generally disclaimed liability thereunder or indicated in writing any intent to cancel or not renew any such policy or generally disclaim liability thereunder.

SECTION 3.21 No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (AS MODIFIED BY THE DISCLOSURE SCHEDULE) AND IN THE ANCILLARY AGREEMENTS, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR THE TRANSFERRED ENTITIES, THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS, THE SHARES, THE TRANSFERRED ASSETS, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE ASSUMED LIABILITIES AND ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, AND THE COMPANY DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES, FORECASTS, PROJECTIONS, STATEMENTS OR INFORMATION, WHETHER MADE BY THE COMPANY, ANY OF THE TRANSFERRED ENTITIES OR ANY OF ITS OR THEIR AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR

The Acquiror hereby represents and warrants to the Company as of the date hereof and as of the Closing Date that:

SECTION 4.1 Organization and Qualification of the Acquiror. The Acquiror is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements. The Acquiror (a) has the corporate or other appropriate power and authority to own, lease its properties and to operate its business as currently owned, leased or operated and to carry on its business as currently conducted and (b) is duly qualified or licensed to do business as a foreign corporation in each jurisdiction where the character of its owned, leased or operated properties or the nature of its activities makes such qualification or licensing necessary, except for jurisdictions where the failure to be so qualified or licensed would not impair or delay the ability of the Acquiror to consummate the transactions contemplated by, or perform its obligations under, the Transaction Agreements.

SECTION 4.2 Authority of the Acquiror. The execution and delivery of the Transaction Agreements by the Acquiror, the consummation by the Acquiror of the transactions contemplated by, and the performance by the Acquiror of its obligations under, the Transaction

Agreements have been duly authorized by all requisite corporate or other appropriate action on the part of the Acquiror. This Agreement has been, and upon execution and delivery the Ancillary Agreements will be, duly executed and delivered by the Acquiror, and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes, and upon execution and delivery by the other parties thereto the Ancillary Agreements will constitute, legal, valid and binding obligations of the Acquiror, enforceable against the Acquiror in accordance with their respective terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

SECTION 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of the Transaction Agreements by the Acquiror do not and will not (i) conflict with or violate the Certificate of Incorporation or By-laws or other organizational documents of the Acquiror, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) and (ii) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Acquiror or by which any of its properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts binding upon the Acquiror or any license, permit or similar authorization affecting, or relating to, the assets, properties or business of the Acquiror, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not prevent or materially delay the consummation of the transactions contemplated hereby.

(b) The execution, delivery and performance of the Transaction Agreements by the Acquiror and the consummation of the transactions contemplated hereby by the Acquiror do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the filing of a pre-merger notification and report by the Company under the HSR Act, the Federal Law of Economic Competition and applicable filings or approvals under other Antitrust Laws, and (ii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not prevent or materially delay the consummation of the transactions contemplated hereby.

(c) The affirmative vote of holders of a majority of all of the outstanding voting shares of Parent after receipt of a notice and circular duly approved by the Singapore Stock Exchange (the “Parent Shareholder Approval”) is the only vote of holders of any class or series of capital stock of the Parent or Acquiror necessary to approve this Agreement and transactions contemplated hereby. NutriAsia Pacific Limited, which as of the date hereof holds approximately sixty-seven percent (67%) of the outstanding voting shares of Parent, has agreed to vote all shares held by it in favor of the approval by Parent’s shareholders of this Agreement, and the transactions contemplated hereby.

SECTION 4.4 Absence of Restraints; Compliance with Laws. (a) To the best knowledge of the Acquiror, as of the date hereof, there exist no facts or circumstances that would reasonably be expected to impair or delay the ability of the Acquiror to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements.

(b) The Acquiror is not in violation of any Laws or Governmental Orders applicable to it or by which any of its material assets is bound or affected and there are no Actions pending or threatened, except for violations or Actions the existence of which would not reasonably be expected to impair or delay the ability of the Acquiror to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements.

SECTION 4.5 Financial Ability. Acquiror has cash available, existing committed borrowing facilities and existing equity commitments and debt commitments which are sufficient to enable it to consummate the transactions contemplated by the Transaction Documents, including payment of the Purchase Price. The Acquiror has delivered accurate and complete copies of all such existing committed borrowing facilities, equity commitments and debt commitments (the “Financing Commitments”) evidencing Acquiror’s possession of or access to sufficient funds for the consummation of the transactions contemplated by the Transaction Agreements. The Financing Commitments are in full force and effect, enforceable in accordance with their terms, duly authorized by the Acquiror and to the Acquiror’s knowledge, the other parties thereto and have not been amended, modified or supplemented in any manner. Each of Acquiror’s obligations set forth in the Transaction Agreements are not contingent or conditioned upon any Person’s ability to obtain or have at Closing sufficient funds necessary for the payment of the entire Purchase Price in cash or for Acquiror to perform its respective obligations with respect to the transactions contemplated by the Transaction Agreements.

SECTION 4.6 Brokers. Except for Perella Weinberg Partners (the “Acquiror’s Banker”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Acquiror. The Acquiror is solely responsible for the fees and expenses of the Acquiror’s Banker.

SECTION 4.7 Purchase for Investment. Acquiror is aware that the Shares are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state or foreign securities laws. Acquiror is not an underwriter, as such term is defined under the Securities Act, and is purchasing the Shares solely for investment, with no present intention to distribute the Shares to any Person, and Acquiror will not sell or otherwise dispose of the Shares except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, or any other applicable securities laws.

SECTION 4.8 Investigation. THE ACQUIROR ACKNOWLEDGES AND AGREES THAT IT HAS MADE ITS OWN INQUIRY AND INVESTIGATION INTO, AND, BASED THEREON, HAS FORMED AN INDEPENDENT JUDGMENT CONCERNING, THE COMPANY, THE TRANSFERRED ENTITIES, THE TRANSFERRED ASSETS, THE BUSINESS AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE

ASSUMED LIABILITIES AND ANY OTHER ASSET, RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO. THE ACQUIROR FURTHER ACKNOWLEDGES AND AGREES THAT (I) THE ONLY REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE BY THE COMPANY ARE THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE IN THIS AGREEMENT AND THE ANCILLARY AGREEMENTS AND THE ACQUIROR HAS NOT RELIED UPON ANY OTHER REPRESENTATIONS OR OTHER INFORMATION MADE OR SUPPLIED BY OR ON BEHALF OF THE COMPANY OR BY ANY AFFILIATE OR REPRESENTATIVE OF THE COMPANY, INCLUDING ANY INFORMATION PROVIDED BY OR THROUGH MORGAN STANLEY & CO., LLC OR CENTERVIEW PARTNERS LLC, OR MANAGEMENT PRESENTATIONS, DATA ROOMS OR OTHER DUE DILIGENCE INFORMATION AND THAT THE ACQUIROR WILL NOT HAVE ANY RIGHT OR REMEDY ARISING OUT OF ANY SUCH OTHER REPRESENTATION OR OTHER INFORMATION, (II) ANY CLAIMS THE ACQUIROR MAY HAVE FOR BREACH OF REPRESENTATION OR WARRANTY UNDER THIS AGREEMENT SHALL BE BASED SOLELY ON THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY SET FORTH IN ARTICLE III HEREOF (AS MODIFIED BY THE DISCLOSURE SCHEDULE) AND (III) EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN THE ANCILLARY AGREEMENTS, THE ACQUIROR SHALL ACQUIRE THE TRANSFERRED ENTITIES, THE TRANSFERRED ASSETS, THE BUSINESS AND THE ASSUMED LIABILITIES WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, SATISFACTORY QUALITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN “AS-IS” CONDITION AND ON A “WHERE-IS” BASIS. THE ACQUIROR FURTHER ACKNOWLEDGES AND AGREES THAT THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WITH RESPECT TO, AND THAT THE ACQUIROR WILL NOT HAVE ANY RIGHT OR REMEDY ARISING OUT OF ANY LOSSES RELATING TO OR RESULTING FROM, THE ACQUIROR’S BUSINESS OR ANY AGREEMENTS OR OTHER RELATIONSHIPS BETWEEN THE COMPANY AND ITS AFFILIATES AND THE ACQUIROR AND ITS AFFILIATES.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.1 Conduct of Business Prior to the Closing. Unless otherwise consented to by the Acquiror, which consent shall not be unreasonably withheld or delayed, or as otherwise contemplated by this Agreement (or as set forth in Section 5.1 of the Disclosure Schedule) or unless required by Law, from the date of this Agreement until the earlier of the Closing and the termination of this Agreement (the “Pre-Closing Period”) the Company shall, and shall cause the Transferred Entities to, (i) conduct the Business in all material respects in the ordinary course consistent with past practice and (ii) use all commercially reasonable efforts to maintain and preserve intact the Business and to maintain satisfactory relationships with suppliers, customers, distributors, key employees and other Persons having material business relationships with the Business. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement (or as set forth in Section 5.1 of the Disclosure Schedule) or unless required by Law, during the Pre-Closing Period, the Company shall not, and shall cause the Transferred Entities not to, in connection with the Business, without the prior written consent of the Acquiror, not to be unreasonably withheld, conditioned or delayed:

(i) enter into any new line of business or launch any new product line;

(ii) except in the ordinary course of business consistent with past practice, grant any Lien (other than granting or suffering to exist a Permitted Lien) on any material Transferred Assets or any material assets of the Transferred Entities (whether tangible or intangible);

(iii) sell, assign, transfer, lease, sublease, license, abandon, fail to maintain, pledge, encumber or otherwise dispose of any Transferred Assets or any assets of the Transferred Entities, other than sales of Inventory or immaterial assets in the ordinary course of business consistent with past practice;

(iv) except in the ordinary course of business consistent with past practices or as may be required under any Company Plan set forth in Section 3.13(a) of the Disclosure Schedule or Collective Bargaining Agreement as set forth in Section 3.13(m) of the Disclosure Schedule or by applicable Law, or to the extent the Company shall be responsible for any associated cost, (A) increase the compensation or benefits of any of its Business Employees, (B) grant any severance or termination pay not provided for under any Company Plan set forth in Section 3.13(a) of the Disclosure Schedule to any of its Business Employees or Former Business Employees, (C) enter into or amend any employment, consulting or severance agreement or arrangement with any of its Business Employees, or (D) establish, adopt, enter into or amend in any material respect or terminate any material Company Plan in which any of its Business Employees participate;

(v) make any material change in any method of accounting or accounting practice or policy used by the Business in the preparation of the Financial Statements, other than such changes as are required by applicable Law or generally accepted accounting principles with respect to the Company or otherwise applying generally to the Company;

(vi) enter into any settlement or release with respect to any material Action relating to the Business, unless such settlement or release contemplates only the payment of money without ongoing limits on the conduct or operation of the Business and results in a full release of such claim;

(vii) make any change in the key management structure of the Business, including the hiring of senior managerial personnel, the termination of any senior managerial personnel or transfer of senior managerial personnel out of the Business;

(viii) except in the ordinary course of business consistent with past practice, enter into any new lease (whether as lessor or lessee) of any real property or enter into, or amend, terminate or waive any right under, any Assumed Contract, Transferred Entity Contract or Real Estate Lease;

(ix) fail to keep current and in full force and effect or renew any material Permits;

(x) other than on an arm’s length basis in the ordinary course of business consistent with past practice, enter into any transactions or Contracts with Affiliates that would be binding on the Business, Transferred Entities, Transferred Assets or Assumed Liabilities after the Closing;

(xi) with respect to the Transferred Entities, amend the Certificate of Incorporation or By-Laws or similar organizational documents of such Transferred Entities, or issue or agree to issue any additional shares of capital stock of any class or series, or any securities convertible into or exchangeable for shares of capital stock, or issue any options, warrants or other rights to acquire any shares of capital stock of such Transferred Entities;

(xii) with respect to the Transferred Entities, issue or authorize the issuance of any equity interests of the Transferred Entities, or grant any options, warrants or other rights to purchase or obtain any equity interests or issue, sell or otherwise dispose of any equity interests of the Transferred Entities;

(xiii) issue or incur, or enter into any agreement to issue or incur, any Indebtedness with respect to the Transferred Entities;

(xiv) authorize, commit or agree to take any of the foregoing actions;

(xv) enter into any agreement or commitment of the Company with respect to the Business or the Transferred Entities not to compete, or not to conduct business, in any line of business or in any geographic territory; or

(xvi) engage in any trade loading, including sales of Products (i) with payment terms materially longer than terms customarily offered by the Business for such Product, (ii) at a materially greater discount from listed prices than customarily offered by the Business for such Products, other than pursuant to a promotion of a nature previously used in the normal course of business in connection with the Business for such Products, (iii) with shipment terms materially more favorable to the customer than shipment terms customarily offered by the Business for such Products, (iv) in a quantity materially greater than the reasonable retail or wholesale (as the case may be) resale requirement of the particular customer, (v) pursuant to trade promotions not in the ordinary course of business consistent with past practice or (vi) in conjunction with other benefits to the customer not in the ordinary course of business consistent with past practice with such customer.

SECTION 5.2 Forbearances of the Acquiror. From the date hereof until the earlier of the Closing and the termination of this Agreement, except as expressly contemplated by this Agreement, without the prior written consent of the other party to this Agreement, neither party to this Agreement shall, and each party to this Agreement shall use its reasonable best efforts to cause its controlled Affiliates not to, take or agree to take any action which is intended to or which would reasonably be expected to materially adversely affect or materially delay the ability of such party to obtain any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby, performing its covenants and agreements under this Agreement or consummating the transactions contemplated hereby or otherwise materially delay or prohibit consummation of the transactions contemplated hereby.

SECTION 5.3 Access to Books and Records; Confidentiality.

(a) During the Pre-Closing Period, the Company shall, and shall cause the Transferred Entities to, afford to the Acquiror and its Representatives, reasonable access during normal business hours to the management, accountants and other advisors and agents, properties, books, records and Contracts of the Business; provided that such access does not interfere with the normal business operations of the Company or the Transferred Entities or include any invasive or destructive environmental sampling or testing. The parties agree that the provisions of the Confidentiality Agreement, dated July 3, 2013, between the Company and Del Monte Pacific Limited (the “Confidentiality Agreement”) shall continue in full force and effect following the execution and delivery of this Agreement, and all information obtained pursuant to this Section 5.3(a) or otherwise concerning the Transferred Entities, the Company and/or the Business furnished to the Acquiror in connection with the transactions contemplated by the Transaction Agreements shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding the foregoing, the Company is not under any obligation to disclose to the Acquiror any information the disclosure of which is restricted by contract or Law or which would result in the waiver of any privileges.

(b) From and after the Closing, the Company shall treat and hold as confidential any material information used in or related to the Business (such information, the “Confidential Information”) and refrain from using any of the Confidential Information except in connection with this Agreement or the Ancillary Agreements, or as may otherwise be required by Law, in connection with any dispute with third parties or any defense or prosecution of legal proceedings, financial reporting, Tax or accounting matters or otherwise as necessary for the operation of the Company’s business following the Closing.

SECTION 5.4 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company and the Acquiror agrees to use its reasonable best efforts to consummate the transactions contemplated hereby as soon as practicable after the date hereof. Subject to the terms and conditions of this Agreement, without limiting the foregoing, (i) each of the Company and the Acquiror agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements under applicable Law that may be imposed on itself with respect to the transactions contemplated hereby (which actions shall include furnishing all information requested in connection with approvals of or filings with any Person or other Governmental Entity) and shall promptly cooperate with and furnish information to each other in connection with any such requests to any of them or any of their Affiliates in connection with the transactions contemplated hereby and (ii) each of the Company and the Acquiror shall use its reasonable best efforts to obtain (and shall cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity required or advisable to be obtained or made by the Company or the

Acquiror or any of their Affiliates in connection with the transactions contemplated by this Agreement. Subject to the terms and conditions set forth in this Agreement, each of the Company and the Acquiror agrees to make all appropriate filings, notices and registrations with any Governmental Entity with respect to the transactions contemplated hereby as promptly as practicable after the date of this Agreement in order to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity required or advisable to be obtained or made by the Company or the Acquiror or any of their Affiliates in connection with the taking of any action contemplated thereby or by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and an appropriate filing pursuant to the Federal Law of Economic Competition with respect to the transactions contemplated hereby as promptly as practicable (and in any event in the case of the filing pursuant to (A) the HSR Act, within ten (10) Business Days of the date hereof and (B) the Federal Law of Economic Competition, within fifteen (15) Business Days of the date hereof) and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and the Federal Law of Economic Competition and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and the Federal Law of Economic Competition as soon as practicable. Without limiting the foregoing, the parties shall request and shall use reasonable best efforts to obtain early termination of the waiting period provided for in the HSR Act.

(b) Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings referenced in Section 5.4(a), each of the Company (in the case of clauses (i) and (iii) of this Section 5.4(b)) and the Acquiror (in all cases set forth below) agree to take or cause to be taken the following actions:

(i) (1) the prompt provision to each and every Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition laws (“Government Antitrust Entity”) of non-privileged information and documents as defined under applicable Law requested by any Government Antitrust Entity or that are necessary, proper or advisable to permit the consummation of the transactions contemplated by this Agreement and (2) the prompt filing with the applicable Government Antitrust Entity of all appropriate notices and reports required under applicable Antitrust Laws with respect to the transactions contemplated by this Agreement;

(ii) the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, including the proffer and agreement by the Acquiror of its willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, liquidation, disposal and holding separate of, such assets, categories of assets or businesses or other segments of the Business or the Acquiror or the Acquiror’s subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Government Antitrust Entity giving effect thereto), in each case conditioned upon the consummation of the transactions contemplated hereby if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby by any Government Antitrust Entity; and

(iii) the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding, review or inquiry of any kind that would make the consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby, any and all steps (including, the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this Section 5.4(b)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

(c) Each party to this Agreement shall promptly notify the other party of any communication it receives from any Governmental Entity relating to the matters that are the subject of this Agreement, shall permit the other party to review in advance any proposed communication by such party to any Governmental Entity, and shall provide each other with copies of all correspondence, filings or communications between them or any of their Affiliates, on the one hand, and any Governmental Entity or members of its staff, on the other hand, subject to this Section 5.4. No party to this Agreement shall agree to participate in any meeting with any Governmental Entity in respect of any such filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, Section 5.3(b) and to this Section 5.4(c) and compliance with applicable Law, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing.

SECTION 5.5 Third Party Consents. The Company shall use commercially reasonable efforts to obtain any consent of any Person (other than Governmental Entities) required to consummate and make effective the transactions contemplated by this Agreement. The Acquiror agrees to cooperate reasonably with the Company in obtaining such consents. To the extent that the Acquiror and the Company are unable to obtain any required third party consents prior to the Closing (such consents, the “Post-Closing Consents”), each of the Acquiror and the Company, respectively, shall use commercially reasonable efforts to make or obtain (or cause to be made or obtained) as promptly as practicable all Post-Closing Consents. For purposes of this Section 5.5, the term “commercially reasonable efforts” shall not be deemed to require any Person to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any consent or waiver may be required.

SECTION 5.6 Contact with Customers and Suppliers. During the Pre-Closing Period, the Company and the Acquiror shall cooperate in communicating with the customers, suppliers and licensors of the Business concerning the transactions contemplated hereby, including the Acquiror’s intentions concerning the operation of the Business following the Closing. During the Pre-Closing Period, the Acquiror and its Representatives shall contact or communicate with the customers, suppliers and licensors of the Business in connection with the transactions contemplated hereby only with the prior written consent of the Company, which shall not be unreasonably withheld and may be conditioned upon a designee of the Company being present at any meeting or conference; provided that upon prior written notice to the Company (and after coordinating with the Company in good faith any initial communication to such Persons), the Acquiror and its Representatives shall be permitted to contact and communicate with certain customers and suppliers of the Business to be mutually agreed by the parties. For the avoidance of doubt, nothing in this Section 5.6 shall prohibit the Acquiror from contacting the customers, suppliers and licensors of the Business in the ordinary course of the Acquiror’s businesses for the purpose of selling products of the Acquiror’s businesses or for any other purpose unrelated to the Business and the transactions contemplated by this Agreement.

SECTION 5.7 Non-Competition; Non-Hire.

(a) Restrictions on Competing Activities Following Closing:

(i) The Company shall not, and shall cause its Subsidiaries not to, for a period of two years following the Closing Date, establish or acquire any new businesses within the Business Territory that involve the manufacture, distribution or sale for human consumption of a Competing Product, nor directly or indirectly engage in, invest, manage, operate, lend funds to or provide consulting, manufacturing or co-packing services to any person engaged in the manufacture, distribution or sale for human consumption of a Competing Product, (the “Competing Activities”). Notwithstanding the foregoing, the Company and each of its Subsidiaries shall be permitted to (A) continue to conduct their current businesses and extensions thereof (other than the Competing Activities); (B) acquire and own interests of any Person engaged in Competitive Activities, so long as such interests do not represent twenty percent (20%) or more of such Person’s voting securities; (C) acquire, own and operate, or otherwise invest in, a Person that engages in Competing Activities (so long as the portion of the revenue of such Person derived solely from Competing Activities does not account for more than fifteen percent (15%) of the consolidated revenue of the Company during its most recently completed fiscal year); or (D) be acquired by one or more entities that own(s) a business that competes with the Business.

(ii) The parties mutually agree that this Section 5.7 is reasonable and necessary to protect and preserve the Company’s and the Acquiror’s legitimate business interests and the value of the Business, the Shares, the Transferred Assets and the Company’s other businesses, and to prevent any unfair advantage conferred on any party and their respective successors.

(b) The Company agrees not to (x) for a period of three (3) years following the Closing Date for employees who are, immediately prior to the Closing, at the director level or above or (y) for a period of two (2) years following the Closing Date for all other employees, directly or indirectly hire or solicit for hire any salaried Transferred Employee who accepts the Acquiror’s offer of employment or who remains an employee of a Transferred Entity following the Closing for so long as such individual is employed by the Acquiror or any Affiliate of Acquiror; provided, however, that the Company and its Subsidiaries shall not be prohibited from soliciting or hiring any such individual who contacts the Company or any Subsidiary in response to any general solicitation or advertising not specifically directed at any such individual or group of individuals.

(c) The Acquiror agrees not to (x) for a period of three (3) years following the Closing Date for employees who are, immediately prior to the Closing, at the director level or above or (y) for a period of two (2) years following the Closing Date for all other employees, directly or indirectly hire or solicit for hire any employee of the Company or its Subsidiaries (excluding Transferred Employees); provided, however, that the Acquiror and its Subsidiaries shall not be prohibited from soliciting or hiring any such individual who contacts the Acquiror or any Subsidiary in response to any general solicitation or advertising not specifically directed at any such individual or group of individuals.

(d) If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 5.7 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power (but without affecting the right of the Company or the Acquiror to obtain the relief provided for in this Section 5.7 in any jurisdiction other than such court’s or tribunal’s jurisdiction) to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. To the extent it may effectively do so under applicable Law, each of the Company and the Acquiror hereby waives on its own behalf and on behalf of its successors, any provision of Law which renders any provision of this Section 5.7 invalid, void or unenforceable in any respect.

(e) Each of the Company and the Acquiror acknowledges and agrees that the remedies at law for any breach of the requirements of this Section 5.7 would be inadequate, and agrees and consents that without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted without proof of actual damage or inadequacy of legal remedy, in any proceeding which may be brought to enforce any of the provisions of this Section 5.7.

SECTION 5.8 Credit and Performance Support Obligations. The Acquiror agrees to use commercially reasonable efforts, but shall not be required to pay or commit to pay any amount, to cause the Company and its Subsidiaries to be absolutely and unconditionally relieved on or prior to the Closing Date of all Liabilities and obligations arising out of the guaranties, letters of credit, performance bonds and other similar items issued and outstanding in connection with or for the benefit of the Business or in respect of the Transferred Assets as set forth in Section 5.8 of the Disclosure Schedule, including by causing one or more of the Acquiror or its Subsidiaries to be substituted in all respects for the Company and its Subsidiaries in respect of such Liabilities, and the Acquiror shall indemnify the Company and its Affiliates against any Losses of any kind whatsoever with respect to such Liabilities. To the extent the Company is not absolutely and unconditionally relieved of all such Liabilities on or prior to the Closing Date, the Acquiror agrees to continue to use commercially reasonable efforts to absolutely and unconditionally relieve the Company and its Subsidiaries of all such Liabilities as promptly as practicable after the Closing Date.

SECTION 5.9 Transfer Taxes.

(a) All sales (including bulk sales), use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license, stock transfer stamps and other similar Taxes and fees (“Transfer Taxes”) applicable to the conveyance and transfer from the Company to the Acquiror of the Business, the Shares or the Transferred Assets shall be borne one-half by the Acquiror and one-half by the Company. Each party shall use reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

(b) The costs of recording documents conveying title from the Company to the Acquiror (including deeds and assignments, as well as any surveys and policies of title insurance that may be required or desired) covering any or all of the Real Property shall be borne by the Acquiror.

SECTION 5.10 Assumption of Litigation. The Acquiror agrees to assume the defense of any and all present or future claims, proceedings and other litigation Related to the Business or otherwise arising out of or primarily relating to any Transferred Entity, Transferred Assets or any Assumed Liability, and, whether or not any of the Transferred Entities, the Company or their Subsidiaries are party to such claims, proceedings or other litigations, to indemnify the Company and its Subsidiaries in respect of any Liability, Loss or expense (including reasonable attorney’s fees) of any kind whatsoever which the Company or any of its Subsidiaries may incur arising out of or relating to any such litigation or claim. The Acquiror shall have the right to assume and conduct the defense of any matters assumed by it pursuant to this Section 5.10 and the Company and its Subsidiaries shall cooperate in such defense to the extent reasonably requested by the Acquiror.

SECTION 5.11 Ancillary Agreements. At or prior to the Closing, the Company and the Acquiror shall execute and deliver:

(a) a transition services agreement, in the form attached hereto as Exhibit C, with such other terms as the parties may mutually agree (the “Transition Services Agreement”);

(b) the transitional trademark license with respect to the DEL MONTE trademark and logo, in the form attached hereto as Exhibit D (the “Transitional Trademark Agreement”);

(c) the Bill of Sale, Assignment and Assumption Agreement; and

(d) instruments of assignment of registered and applied for Transferred IP in form and substance reasonably satisfactory to the Acquiror.

SECTION 5.12 Intellectual Property Licenses.

(a) Intellectual Property License.

(i) The Company, on behalf of itself and its Subsidiaries, grants to the Acquiror, effective as of the Closing Date, a non-exclusive, non-sublicensable (except as provided herein), non-assignable (except as provided in Section 5.12(a)(ii)), perpetual, irrevocable, royalty-free, fully paid-up, worldwide license, in connection with the current and future operation of the Business, to use and exercise all rights under any Intellectual Property (other than Trademarks and Software), if any, that is owned by the Company or any of its Subsidiaries as of the Closing Date and that was used by the Business as of the Closing Date (the “Seller Licensed IP”). For clarity, this license covers any Seller Licensed IP in existence as of the Closing Date, but does not cover any Intellectual Property that arises, is created or acquired after the Closing Date. The Acquiror may sublicense this license solely (x) to its vendors, consultants, contractors and suppliers, in connection with their providing services to the Acquiror; or (y) to its distributors, customers and end-users, in connection with the distribution, licensing, offering and sale of the current and future products of the Business.

(ii) The Acquiror, on behalf of itself and its Subsidiaries, grants to the Company, effective as of the Closing Date, a non-exclusive, non-sublicensable (except as provided herein), non-assignable (except as provided in Section 5.12(a)(iii)), perpetual, irrevocable, royalty-free, fully paid-up, worldwide license, in connection with the current and future operation of its businesses, to use and exercise all rights under any Intellectual Property (other than Trademarks and Software), if any, that is owned by the Acquiror or any of its Subsidiaries as of the Closing Date and that was used by the Company as of the Closing Date (the “Acquiror Licensed IP”); provided, that the Company shall have no right to use the Acquiror Licensed IP to manufacture, distribute or sell for human consumption a Competing Product, or to directly or indirectly provide consulting, manufacturing or co-packing services to any person engaged in the manufacture, distribution or sale for human consumption of a Competing Product. For clarity, this license covers any Acquiror Licensed IP in existence as of the Closing Date, but does not cover any Intellectual Property that arises, is created or acquired after the Closing Date. The Company may sublicense this license solely (x) to its vendors, consultants, contractors and suppliers, in connection with their providing services to the Company; or (y) to its distributors, customers and end-users, in connection with the distribution, licensing, offering and sale of the current and future products of the Company.

(iii) Acquiror or the Company, as the case may be, may assign the licenses set forth in Section 5.12(a)(i) or Section 5.12(a)(ii) to any Affiliate, or in connection with a merger, reorganization, or sale of all, or substantially all, of any of the businesses to which such license relates, so long as: (x) the assigning party provides the other party with prompt written notice of such transaction; and (y) the assignment shall be expressly limited to the business being assigned (and shall not be deemed to extend to other businesses or affiliates of a successor).

(b) Each of the parties hereto acknowledges and agrees that the remedy at law for any breach of the requirements of Section 5.12(a) would be inadequate, and agrees and consents that, without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief (including specific performance) may be granted without proof of actual damage or inadequacy of legal remedy, and without posting any bond or other undertaking, in any proceeding which may be brought to enforce any of the provisions of Section 5.12(a).

(c) Each party acknowledges and agrees that the other party has no obligations under this Agreement with respect to delivery, training, registration, maintenance, policing, notification of infringements or renewal with respect to any Intellectual Property licensed herein.

SECTION 5.13 Rebates under Supply Agreement. Following the Closing, the Acquiror shall be entitled to receive and keep all dollar volume-based rebates paid pursuant to any of the Transferred Entity Contracts, Assumed Contracts and the portion of any Dividable Contract applicable to the Business. Following the Closing, the Company shall promptly remit to the Acquiror any rebates that it receives under any Transferred Entity Contract, Assumed Contract or the portion of any Dividable Contract applicable to the Business. Following the Closing, as between the Acquiror and the Company, the Company shall be entitled to receive and keep all dollar volume-based rebates paid pursuant to any Contract other than the Transferred Entity Contracts, Assumed Contracts and the portion of any Dividable Contract applicable to the Business. Following the Closing, the Acquiror shall promptly remit to the Company any rebates that it receives under any Contract other than a Transferred Entity Contract, Assumed Contract or the portion of any Dividable Contract applicable to the Business.

SECTION 5.14 Direct Trade Promotions. Acquiror shall honor all obligations for trade promotion programs (including, without limitation, slotting allowances, retailer ads, store display allowances and similar items) in effect on the Closing Date applicable to the Business in accordance with their respective terms.

SECTION 5.15 Forwarding of Collected Payments; Customer Deductions. From and after the Closing, the Company will promptly forward to the Acquiror any payments that the Company receives that are the property of the Acquiror as well as all material supporting documents including copies of checks documenting such payments and any documentation provided by customers for payment deductions taken by customers. From and after the Closing, the Acquiror will promptly forward to the Company any payments that the Acquiror receives which are the property of the Company. From and after the Closing, in the event that a customer makes a payment deduction that should have been an Assumed Liability from a receivable owed to the Company, the Acquiror, upon receipt of reasonable documentation from the Company, will pay the amount of such deduction to the Company.

SECTION 5.16 Pre-Closing Cooperation. In the event requested by the Acquiror, prior to the Closing, the Company shall cooperate with the Acquiror, at Acquiror’s sole cost and expense, to assist the Acquiror in obtaining certified ALTA or other types of surveys with respect to each parcel of Owned Real Property and, subject to the terms and provisions of the Real Property Leases, the Leased Real Property desired by the Acquiror. In the event requested by the Acquiror, prior to the Closing, the Company shall cooperate with Acquiror, at Acquiror’s sole cost and expense, to assist the Acquiror in obtaining policies of title insurance insuring Acquiror’s title to the Owned Real Property and Leased Real Property. The Company shall, and shall cause the Transferred Entities to, use commercially reasonable efforts to deliver, at or prior to the Closing, owner’s affidavits and title clearance documents as may be reasonably necessary to enable Fidelity National Title (“Title Company”) to issue title commitments and title policies insuring title to any parcel of Real Property in the Acquiror as required by the terms and provisions of this Agreement, provided in no event shall any such affidavits or title clearance documents increase the liabilities, obligations or indemnities of the Company agreed to under this Agreement. For the avoidance of doubt, neither the delivery of ALTA surveys nor the issuance of any title insurance policies shall be a condition to Closing.

SECTION 5.17 Post-Closing Cooperation.

(a) The Company, on the one hand, and the Acquiror, on the other, shall cooperate with each other, and shall cause their officers, employees, agents, auditors and other Representatives to cooperate with each other after the Closing to ensure the orderly transition of the Business from the Company to the Acquiror and to minimize any disruption to the Business and the other respective businesses of the Company and the Acquiror that might result from the transactions contemplated hereby. After the Closing, upon reasonable notice, the Acquiror shall furnish or cause to be furnished to the Company and its employees, counsel, auditors and other Representatives reasonable access (including the ability to make copies), during normal business hours, to such employees, counsel, auditors and other Representatives, Business Books and Records within the control of the Acquiror or any of its Affiliates as is reasonably necessary for (i) financial reporting, Tax and accounting and employee benefit matters and (ii) defense or prosecution of litigation and disputes with third parties. After the Closing, upon reasonable notice, the Company shall furnish or cause to be furnished to the Acquiror and its employees, counsel, auditors and other Representatives reasonable access (including the ability to make copies), during normal business hours, to such employees, counsel, auditors and other Representatives, books and records used in or relating to the Business (that are not included in the Transferred Assets) and within the control of the Company or any of its Affiliates, including, without limitation, records underlying the financial statements of the Business, as is reasonably necessary for (i) financial reporting, Tax and accounting and employee benefit matters and (ii) defense or prosecution of litigation and disputes with third parties.

(b) Each party will, and will cause each of its Subsidiaries to, retain all books and records and other documents pertaining to the Business in existence on the Closing Date for seven (7) years following the Closing; provided, that no such Business books and records or other documents shall be destroyed or disposed of during such seven (7) year period without first advising such other party in writing and giving such other party a reasonable opportunity to obtain possession thereof for the purposes permitted by this Section 5.17.

(c) Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 5.17. Neither party shall be required by this Section 5.17 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations. Any information relating to the Business received by the Company pursuant to this Section 5.17 shall be subject to Section 5.3(b).

(d) Each party shall, from time to time after the Closing without additional consideration, execute and deliver such further deeds, assignments and instruments of transfer and take such other actions as may be reasonably requested by the other party to make effective the transactions contemplated by this Agreement and the other Transaction Agreements.

(e) The Company agrees to use commercially reasonable efforts to assist the Acquiror, at the Acquiror’s sole cost and expense, in preparing financial statements for the Business that are compliant with International Financial Reporting Standards.

SECTION 5.18 Confidentiality Agreements. Prior to and after the Closing, the Company shall not waive any obligation of any Person under any confidentiality agreement to which the Company is a party relating to the sale of the Business.

SECTION 5.19 Exclusivity. Until the earlier of the Closing Date and such time as this Agreement is terminated in accordance with Article IX, the Company shall not, and shall cause the Transferred Entities not to, and shall instruct its and their respective Affiliates, directors, officers, employees and other representatives not to, directly or indirectly, participate in, invite, solicit, entertain, initiate, encourage or enter into any negotiation, discussion or agreement with any Person with respect to an acquisition of any of the Transferred Entities or any of the material assets of any of the Transferred Entities (other than the sale of inventory of the Transferred Entities in the ordinary course of business) or the Business (other than the sale of Inventory in the ordinary course of business) or any divestiture, merger, share exchange, consolidation, business combination, recapitalization, redemption or similar transaction involving the Business or any of the Transferred Entities (each, a “Proposed Transaction”). The Company shall cause the Transferred Entities to, and shall instruct its and their respective Affiliates, directors, officers, employees and other representatives to, immediately cease and cause to be terminated all existing discussions, activities and negotiations with any Person with respect to any Proposed Transaction.

SECTION 5.20 Financing.

(a) The Company shall use its commercially reasonable efforts to provide such cooperation as may be reasonably requested by the Acquiror in connection with the Financing Commitments and the financing contemplated thereby, including, but not limited to, the following: (i) providing the Required Financial Information and otherwise assisting with the preparation of customary bank books, information memoranda and other information packages regarding the business, operations, financial condition, projections and prospects of the Business, the Transferred Assets and the Transferred Entities, and offering memoranda, (ii) providing information with respect to the Business, the Transferred Assets and the Transferred Entities as may be reasonably requested by Acquiror to permit Acquiror to prepare pro forma financial information customarily required for the financing, (iii) requesting the Company’s independent auditors to cooperate with the Financing Sources (and their respective Affiliates), including by providing customary comfort letters (including customary “negative assurances”), (iv) assistance with the preparation of rating agency presentations and otherwise assisting with obtaining credit ratings in connection with the financing contemplated by the Financing Commitments, (v) facilitating the execution and delivery at the Closing of definitive financing, pledge, security and guarantee documents and the provision of guarantees and security with respect to the Business, the Transferred Assets and the Transferred Entities and their respective assets, and (vi) cooperating with consultants or others engaged to undertake field examinations and appraisals, including furnishing information to such persons in respect of accounts receivable, inventory and other applicable assets; provided, however, that the Company and its Subsidiaries will not be required to (A) take any action that would interfere with the ongoing operation of the business or operations of the Company or its Subsidiaries, (B) pay any commitment or other similar fee, incur any other liability or provide any indemnification, (C) cause any representation or warranty in this Agreement to be breached or cause any condition to the Closing set forth in Section 8.1 or Section 8.2 to fail to be satisfied, (D) cause any director, officer, or employee of the Company or any of the Transferred Entities to incur any personal liability or (E) enter into any agreement or binding commitment that is not contingent upon the Closing or that would be effective prior to the Closing Date.

(b) Acquiror shall indemnify and hold harmless the Company, its Subsidiaries and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the financing (including any action taken in accordance with this Section 5.20) and any information utilized in connection therewith. Acquiror shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its subsidiaries in connection with this Section 5.20. The Company hereby consents to the reasonable use of the Company’s and its subsidiaries’ logos in connection with the Financing Commitments, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose.

SECTION 5.21 Other Certain Shared Assets. During the period from the Closing Date through the second anniversary thereof, the Acquiror may elect to request access to a specific Qualifying Shared Asset or that a Qualifying Shared Asset be deemed a Transferred Asset by sending notice of such request to the Company (an “Access Notice”), which Access Notice shall describe the requested Qualifying Shared Asset in reasonable detail. In the event that the Acquiror requests access to a Qualifying Shared Asset or a determination that such Qualifying Shared Asset is a Transferred Asset as contemplated by this Section 5.21, the Acquiror and the Company shall negotiate in good faith to determine whether such access can be provided to the Acquiror in a manner consistent with the manner in which such Qualifying Shared Asset was previously made available to the Business immediately prior to the Closing or whether such Qualifying Shared Asset shall be deemed a Transferred Asset.

SECTION 5.22 Insurance.

(a) Effective as of the Closing Date, (i) subject to Section 5.22(c), the Company will be entitled to terminate or cause its Subsidiaries to terminate all insurance coverage relating to the Transferred Assets and the Business and the current or former directors, officers and employees thereof under the general corporate policies of insurance, cancelable surety bonds and hold harmless agreements and (ii) the Acquiror shall become solely responsible for all insurance coverage and related risk of loss with respect to the Transferred Assets, Business and its current or former directors, officers and employees.

(b) Notwithstanding Section 5.22(a), to the extent that (i) any insurance policies issued for the benefit of the Company and its Subsidiaries (the “Company’s Insurance Policies”) cover any loss, liability, claim, damage or expense relating to the Business and relating to or arising out of occurrences on or prior to the Closing Date (“Pre-Closing Matters”) and (ii) the Company’s Insurance Policies continue after the Closing to permit claims to be made thereunder with respect to Pre-Closing Matters, the Company shall cooperate and cause its Subsidiaries to cooperate with the Acquiror in submitting claims with respect to Pre-Closing Matters on behalf of the Acquiror under the Company’s Insurance Policies; provided that if such a claim in respect of a Pre-Closing Matter is rejected under the Company’s Insurance Policies, at the reasonable request and sole cost of the Acquiror, the Company and its Subsidiaries shall use their commercially reasonable efforts to commence litigation to enforce such claim and that Acquiror shall reimburse, indemnify and hold the Company and its Subsidiaries harmless from all liabilities, costs and expenses (including all present or future premiums and retroactive or prospective premium adjustments, deductibles, self-insured retentions, legal and administrative costs, attorney’s fees, overhead and costs of compliance under Seller’s Insurance Policies) of any nature actually incurred by the Company or its Subsidiaries as a result of such claims made under the Company’s Insurance Policies and provided, further, that the Acquiror shall not make any such claims if, and to the extent that, such claims are covered by insurance policies held by the Acquiror or its Affiliates. Upon the incurrence or accrual of any such liability, cost or expense relating to claims made under the Company’s Insurance Policies with respect to Pre-Closing Matters and upon receipt from the Company of a statement of the amount of such liabilities, costs and expenses in reasonable detail, from time to time, the Acquiror shall make payment promptly to the Company or its Subsidiaries of the amount indicated in such statement.

(c) The Company shall use its commercially reasonable efforts to obtain at the Closing (or prior to expiration or cancelation) a “tail” with respect to each of the Company’s insurance policies set forth in Section 3.20(a) of the Disclosure Schedule providing coverage to the Business or in respect of employment practices of the Business as applicable to or allowed by the policy or to the extent that the policy is not renewed within the original initial discovery period in order to cover claims thereunder made on or before the third (3rd) anniversary of the Closing Date with respect to Pre-Closing Matters, on terms reasonably satisfactory to the Acquiror to the extent commercially available. The Company shall also use its commercially reasonable efforts to have the Acquiror added as an additional named insured under each such insurance policy for which “tail” coverage was purchased. In the event such insurance tails are obtained, the Acquiror shall reimburse the Company for the full cost of obtaining such tail policies.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.1 Transferred Employees.

(a) Where applicable Law provides for the transfer of employment of any Business Employee upon a sale of the Business, the Acquiror and the Company shall take or cause to be taken such actions as are required under applicable Law to accomplish such transfer of employment of such Business Employee to the Acquiror or any of its Affiliates as a matter of Law as of the Closing. Where applicable Law does not provide for the transfer of employment of any current Business Employee upon the sale of the Business to the Acquiror, the Acquiror shall, or shall cause one of its Affiliates to, make offers of employment in accordance with the provisions of this Article VI, to be effective as of the Closing, to (i) all such Business Employees (except those Business Employees agreed by the parties) and (ii) certain other individuals, to be agreed by the parties, who are not Business Employees but who are involved in both the Business and other businesses of the Company and its Subsidiaries. Each (i) Business Employee whose employment transfers from the Company to the Acquiror or any of its Affiliates on the Closing by operation of Law, or who receives and accepts the offer of employment from the Acquiror or any of its Affiliates, and (ii) Transferred Entity Employee, is referred to herein as a “Transferred Employee”). In connection with the Closing, the Company shall release all Transferred Employees from any covenants, agreements or policies that might restrict their employment by the Acquiror or its Affiliates.

(b) Each offer of employment to any Union Employee shall provide for identical terms and conditions of employment to those provided to such Union Employee at the time of the Closing. Without limiting the foregoing, with respect to any Transferred Employee that is a Union Employee, Acquiror (or an Affiliate thereof) shall assume and be bound by and shall satisfy the terms of the Collective Bargaining Agreements, the terms of which shall govern the employment and benefits of such Transferred Employee until such time as the Collective Bargaining Agreement expires or is modified as the result of Acquiror (or an Affiliate thereof) entering into a new, different or modified agreement with the applicable union. Acquiror shall protect and otherwise hold harmless the Company from any allegations, claims, grievances or proceedings relating to (A) any alleged non-compliance with terms of any Collective Bargaining Agreement relating to successors to the extent attributable to Acquiror’s failure to fulfill its obligations under this Section 6.1 or the relevant Collective Bargaining Agreement, (B) Acquiror’s obligation to assume and comply with any Collective Bargaining Agreement, or (C) Acquiror’s assumption of any Collective Bargaining Agreement.

(c) Subject to the provisions of this Section 6.1(c) below, each offer of employment to any Business Employee that is not a Union Employee shall provide for terms and conditions of employment that are substantially equivalent in the aggregate to those provided to such Business Employee at the time of the Closing. Without limiting the foregoing, with respect to any Transferred Employee that is not a Union Employee, for the one (1) year period immediately following the Closing Date to the extent such Transferred Employee remains employed during such period, the Acquiror shall, or shall cause its Affiliates to, provide to each such Transferred Employee: (i) at least the same annual base salary or wage rate in effect as of the date of this Agreement and at least the same bonus opportunities provided by the Company in respect of the fiscal year in which the Closing Date occurs and (ii) employee benefits (including, without limitation, perquisites, paid time off and severance benefits) that, in each case, are no less favorable than those employee benefits provided to such Transferred Employee immediately prior to the Closing or, if more favorable in the aggregate, those employee benefits provided to similarly situated employees of the Acquiror or its Affiliates, as applicable, except the Acquiror shall not be required to continue any equity award programs. Nothing in this Section 6.1(c) is intended to limit or restrict the rights of the Acquiror or its Affiliates to terminate the employment of any Transferred Employee that is not a Union Employee at will, for any reason or no reason and with or without notice.

SECTION 6.2 Employee-Related Liabilities.

(a) It is the intention of the Parties that all employment-related Liabilities associated with Business Employees and Former Business Employees, whether arising or incurred prior to, on or after the Closing Date, are to be assumed by Acquiror or one of its Affiliates, except as otherwise specifically set forth herein.

(b) Except as otherwise expressly provided in this Agreement, effective as of the Closing, Acquiror or one of its Affiliates shall assume, and none of the Company or its Affiliates shall have any further Liability with respect to, or under:

(i) any individual agreements entered into between the Company and any Business Employee or Former Business Employee;

(ii) agreements entered into between the Company and any individual who is or was an independent contractor, or leasing organization, providing services primarily for the Business;

(iii) Collective Bargaining Agreements, collective agreements, trade union or works council agreements entered into between the Company and any union, works council or other body representing Business Employees and/or Former Business Employees;

(iv) wages, salaries, incentive compensation, commissions, bonuses, paid time off/vacation/sick pay, and any other employee compensation or benefits payable to or on behalf of any Business Employee or Former Business Employee after the Closing, without regard to when such wages, salaries, incentive compensation, commissions, bonuses, or other employee compensation or benefits are or may have been earned;

(v) any nonqualified deferred compensation Company Plan pursuant to which any Business Employee or Former Business Employee has any legally binding rights to payments, whether vested or unvested, as of the Closing Date;

(vi) immigration-related, visa, work application or similar rights, obligations and Liabilities related to any Business Employees or Former Business Employees; and

(vii) all employment-related claims, proceedings, causes of actions, lawsuits and other Liabilities related to any Business Employees or Former Business Employees, without regard to when the events giving rise to the foregoing have occurred.

(c) With respect to unpaid covered claims by any Business Employee or Former Business Employee under any Company Plan that provides welfare benefits or non-qualified deferred compensation, which are either incurred but not processed or that are incurred but unreported prior to the Closing Date, including claims that are self-insured and claims that are fully insured through third-party insurance, the Company or one of its Affiliates shall contine to be responsible for the payment for such claims . Acquiror shall reimburse the Company for its net after-tax cost of paying any such benefit that is not insured. For purposes of this subsection, a claim or expense is deemed to be incurred on or prior to the Closing Date if (i) with respect to medical (including continuous hospitalization), dental, vision and/or prescription drug benefits, the rendering of health services giving rise to such claim or expense occurs on or before the Closing Date; (ii) with respect to life insurance, accidental death and dismemberment and business travel accident insurance, the event giving rise to such claim or expense occurs on or before the Closing Date; and (iii) with respect to long-term disability benefits, the date of an individual’s disability, as determined by the disability benefit insurance carrier or claim administrator, giving rise to such claim or expense, occurs on or before the Closing Date.

(d) As of the Closing, Acquiror or one of its Affiliates shall assume and satisfy all Liabilities with respect to any Business Employee who is, as of the Closing, on vacation or other approved leave of absence, whether paid or unpaid (including leave under FMLA or corresponding state Law, disability, military leave and other approved leave, including Liabilities for salary continuation, paid leave or continuing benefits).

SECTION 6.3 Participation in Company Plans. Effective as of the Closing, the Transferred Employees shall cease to be covered by the Company Plans that are not Transferred Entity Plans.

SECTION 6.4 Service Recognition. Effective as of the Closing Date, Acquiror shall, and shall cause each member of its Affiliates to, give each Transferred Employee full credit for purposes of eligibility, vesting, determination of level of benefits, under any employee benefit plans policies, programs, or arrangements of the Acquiror or its Affiliates (each an “Acquiror Benefit Arrangement”) for such individuals’ service with the Company or Transferred Entities, as applicable, or any predecessor thereto prior to the Closing Date, to the same extent such service was recognized by the applicable Company Plan or Transferred Entity Plan, as the case may be, immediately prior to the Closing Date; provided, that, such service shall not be recognized to the extent such recognition would result in the duplication of benefits. In addition, and without limiting the generality of the foregoing provisions, (i) Acquiror shall cause each Transferred Employee to be immediately eligible to participate, without any waiting time, in any and all Acquiror Benefit Arrangements to the extent coverage under the Acquiror Benefit Arrangement is comparable to a Company Plan or Transferred Entity Plan, as the case may be, in which the Transferred Employee participated immediately before the Closing Date and (ii) for purposes of each Acquiror Benefit Arrangement providing medical, dental, pharmaceutical or vision benefits to any Transferred Employee, Acquiror shall cause all pre-existing condition exclusions and actively-at-work requirements of such Acquiror Benefit Arrangement to be waived for such employee and his or her covered dependents, except to the extent such conditions would not have been waived under the comparable Company Plan or Transferred Entity Plan, as the case may be, in which such employee participated immediately prior to the Closing Date, and Acquiror shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Company Plan or Transferred Entity Plan, as the case may be, ending on the date such employee’s participation in the corresponding Acquiror Benefit Arrangement begins to be taken into account under such Acquiror Benefit Arrangement for purposes of satisfying all deductible, coinsurance and maximum out-of pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the Acquiror Benefit Arrangement.

SECTION 6.5 Company Pension Plan.

(a) Effective as of the Closing Date, Acquiror shall, or shall have caused one or more of its Affiliates to, establish or maintain a defined benefit pension plan and related trust to accept the transfer of Assets and Liabilities described in Section 6.5(b) and provide retirement benefits to Business Pension Participants (such defined benefit pension plan, the “Acquiror Pension Plan”). Acquiror shall be responsible for taking all necessary, reasonable, and appropriate action to establish, maintain and administer the Acquiror Pension Plan so that it is qualified under Section 401(a) of the Code and that the related trust thereunder is exempt under Section 501(a) of the Code, and as soon as reasonably practicable following the Closing Date, Acquiror shall take all steps reasonably necessary to obtain a favorable determination from the IRS as to such qualification if one is not then applicable to the Acquiror Pension Plan. Acquiror shall be responsible for any and all Liabilities (including Liability for funding) and other obligations with respect to the Acquiror Pension Plan.

(b) Acquiror shall cause the Acquiror Pension Plan to assume, fully perform, pay and discharge, all Liabilities under the Company Pension Plan relating to all Business Pension Participants as of immediately before the Closing Date in accordance with the provisions of this Section 6.5(b).

(i) The Parties intend that the portion of the Company Pension Plan covering Business Pension Participants shall be transferred to the Acquiror Pension Plan in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(l)-1 and Section 208 of ERISA. Any surplus Assets under the Company Pension Plan (i.e., any Assets held under the Company Pension Plan that are in excess of the Assets required to be allocated to the Company Pension Plan and the Acquiror Pension Plan in accordance with the preceding sentence) shall be retained by the Company Pension Plan. No later than thirty (30) days prior to the Closing Date, the Company and Acquiror shall, to the extent necessary, file an IRS Form 5310-A regarding the transfer of Assets and Liabilities from the Company Pension Plan to the Acquiror Pension Plan.

(ii) Prior to the Closing Date (or such later time as mutually agreed by the Company and Acquiror), the Company shall cause the Company Actuary to determine the estimated value, as of the Closing Date, of the Assets to be transferred to the Acquiror Pension Plan in accordance with the assumptions and valuation methodology set forth on Section 6.5(b) of the Disclosure Schedule (the “Estimated Company Pension Plan Transfer Amount”).

(iii) Not later than ten (10) Business Days following the Closing Date (or such later time as mutually agreed by the Company and Acquiror), the Company and Acquiror shall cooperate in good faith to cause an initial transfer of Assets from the Company Pension Plan to the Acquiror Pension Plan in an amount (as determined by the Company in its discretion) equal to not less than eighty-five percent (85%) and not more than ninety-five percent (95%) of the Estimated Company Pension Plan Transfer Amount (such amount, the “Initial Company Transfer Amount”). The Company shall satisfy its obligation pursuant to this Section 6.5(b)(iii) by causing the Company Pension Plan to transfer an amount of Assets (as determined by the Company in its discretion, in kind, in cash, cash-like securities or other cash equivalents) equal to the Initial Company Transfer Amount.

(iv) Within two hundred seventy (270) days (or such later time as mutually agreed by the Company and Acquiror) following the Closing Date, the Company shall cause the Company Actuary to provide Acquiror with a revised calculation of the value, as of the Closing Date, of the Assets to be transferred to the Acquiror Pension Plan determined in accordance with the assumptions and valuation methodology (including a provision for crediting any distributions made from the Company Pension Plan) set forth on Section 6.5(b) of the Disclosure Schedule (the “Revised Company Pension Plan Transfer Amount”). Acquiror may submit, at its sole cost and expense, the Revised Company Pension Plan Transfer Amount to the Acquiror Actuary for verification; provided, that, such verification process and any calculation performed by the Acquiror Actuary in connection therewith shall be performed solely on the basis of the assumptions and valuation methodology set forth on Section 6.5(b) of the Disclosure Schedule. In order to perform such verification, upon request from Acquiror, the Acquiror Actuary shall receive the data and additional detailed methodology used to calculate the Initial Company Transfer Amount and the Revised Company Pension Plan Transfer Amount (if reasonably needed) from the Company Actuary. Acquiror shall be responsible for the cost and expense of the Acquiror Actuary and the Company shall be responsible for the cost and expense for the Company Actuary for such data transfer. In the event the Acquiror Actuary so determines that the value, as of the Closing Date, of the Assets to be transferred to the Acquiror Pension Plan differs from the Revised Company Pension Plan Transfer Amount, the Acquiror Actuary shall identify in writing to the Company Actuary all objections to the determination within sixty (60) days following provision of the revised value calculation to Acquiror pursuant to the first sentence of this paragraph (iv), and the Acquiror Actuary and the Company Actuary shall use good faith efforts to reconcile any such difference. If the Acquiror Actuary and the Company Actuary fail to reconcile such difference, the Acquiror Actuary and the Company Actuary shall jointly designate a third, independent actuary whose calculation of the value, as of the Closing Date, of the Assets to be transferred to the Acquiror Pension Plan shall be final and binding; provided, that, such calculation must be performed within sixty (60) days following designation of such third actuary and in accordance with the assumptions and valuation methodology set forth on Section 6.5(b) of the Disclosure Schedule; and provided, further, that if such value is not equal to or between the value determined by the Acquiror Actuary and the Revised Company Pension Plan Transfer Amount, such value shall be deemed to be either the value determined by the Acquiror Actuary or the Revised Company Pension Plan Transfer

Amount, whichever is closer. the Company and Acquiror shall each pay one-half of the costs incurred in connection with the retention of such independent actuary. The final, verified value, as of the Closing Date, of the Assets to be transferred to the Acquiror Pension Plan as determined in accordance with this Section 6.5(b)(iv) shall be referred to herein as the “Pension Plan Transfer Amount”.

(v) Within forty-five (45) days (or such later time as mutually agreed by the Company and Acquiror) of the determination of the Pension Plan Transfer Amount, the Company shall cause the Company Pension Plan to transfer to the Acquiror Pension Plan (the date of such transfer, the “Final Company Transfer Date”) an amount (as determined by the Company in its discretion, in kind, in cash, cash-like securities or other cash equivalents), equal to (A) the Pension Plan Transfer Amount minus (B) the Initial Company Transfer Amount (such difference, as adjusted to reflect earnings or losses as described below, the “Company True-Up Amount); provided, that, in the event the Company True-Up Amount is negative, the Company shall not be required to cause any such additional transfer and instead Acquiror shall be required to cause a transfer of cash, cash-like securities or other cash equivalents (or, if determined by Acquiror in its discretion, Assets in kind) from the Acquiror Pension Plan to the Company Pension Plan in amount equal to the absolute value of the Company True-Up Amount. The Parties acknowledge that the Company Pension Plan’s transfer of the Company True-Up Amount to the Acquiror Pension Plan shall be in full settlement and satisfaction of the obligations of the Company to cause the transfer of, and the Company Pension Plan to transfer, Assets to the Acquiror Pension Plan pursuant to this Section 6.5(b)(v). The Company True-Up Amount shall be paid from the Company Pension Plan to the Acquiror Pension Plan, as determined by the Company in its discretion in kind, in cash, cash-like securities or other cash equivalents, and shall be adjusted to reflect earnings or losses during the period from the Closing Date to the Final Company Transfer Date. Such earnings or losses shall be determined based on the actual rate of return of the Company Pension Plan (as determined by the Company Actuary) for the period commencing on the first day of the calendar month following the calendar month in which the Closing Date occurs and ending on the last day of the calendar month ending immediately prior to the Final Company Transfer Date. Earnings or losses for the period from such last day of the month to the Final Company Transfer Date shall be based on the actual rate of return of the Company Pension Plan during the last calendar month ending immediately prior to the Final Company Transfer Date determined as of the date that is as close as administratively practicable to the Final Company Transfer Date. In the event that Acquiror is obligated to cause the Acquiror Pension Plan to reimburse the Company Pension Plan pursuant to this Section 6.5(b)(v), such reimbursement shall be performed in accordance with the same principles set forth herein with respect to the payment of the Company True-Up Amount. The Parties acknowledge that the Acquiror Pension Plan’s transfer of such reimbursement amount to the Company Pension Plan shall be in full settlement and satisfaction of the obligations of Acquiror to cause the transfer of, and the Acquiror Pension Plan to transfer, Assets to the Company Pension Plan pursuant to this Section 6.5(b)(v).

(c) Continuation of Elections. As of the Closing Date, to the extent permitted by applicable Law, Acquiror shall cause the Acquiror Pension Plan to recognize and maintain all existing elections, including beneficiary designations, payment form elections and rights of alternate payees under qualified domestic relations orders with respect to Business Pension Participants under the Company Pension Plan; provided, that, nothing in this Section 6.5(c) shall prohibit Acquiror from soliciting or causing the solicitation of new elections from Business Pension Participants to be effective under the Acquiror Pension Plan.

SECTION 6.6 401(k) Plan.

(a) Effective as of the Closing Date, the Acquiror shall, or shall have caused one of its Affiliates to, establish or maintain a defined contribution savings plan and related trust intended to satisfy the requirements of Sections 401(a) and 401(k) of the Code (such defined contribution savings plan or plans, the “Acquiror 401(k) Plan). Acquiror shall be responsible for taking all necessary, reasonable, and appropriate action to establish, maintain and administer the Acquiror 401(k) Plan so that it is qualified under Section 401(a) of the Code, that it satisfies the requirements of Section 401(k) of the Code and that the related trust thereunder is exempt under Section 501(a) of the Code, and as soon as reasonably practicable following the Closing Date Acquiror shall take all steps reasonably necessary to obtain a favorable determination from the IRS as to such qualification if one is not then applicable to the Acquiror 401(k) Plan. Acquiror shall be responsible for any and all Liabilities (including Liability for funding) and other obligations with respect to the Acquiror Plan.

(b) Effective as of the Closing Date, the Company shall cause the Del Monte Corporation Saver Plan and the Del Monte Corporation Savings Plan (the “Company 401(k) Plans”), to the maximum extent permissible under the terms of the Company 401(k) Plans then in effect, to treat Transferred Employees who participated in the Company 401(k) Plans immediately before the Closing Date as having a separation from employment entitling them to a distribution under the Company 401(k) Plans. To the extent any such Transferred Employee shall request a distribution in the form of a direct rollover (within the meaning of Section 401(a)(31) of the Code) to the Acquiror 401(k) Plan within one (1) year following the Closing Date, Acquiror shall cause the Acquiror 401(k) Plan to accept such direct rollover and, to the extent any such Transferred Employee shall request a distribution in the form of such a direct rollover to the Acquiror 401(k) Plan within sixty (60) days following the Closing Date, Acquiror shall cause the Acquiror 401(k) Plan to accept in-kind any plan loan then not in default.

SECTION 6.7 Post-Retirement Health and Welfare Benefits; COBRA Coverage.

(a) Acquiror will adopt or amend a plan under which it will assume all Liabilities for any post-employment or other retiree medical benefits that any Business Employees and Former Business Employees (and their dependents) are eligible to receive pursuant to any applicable Company Plan (the “Post-Termination Welfare Plans) arising after the Closing Date, and Acquiror or one of its Affiliates shall be fully responsible for the administration of all such claims under such Post-Termination Welfare Plans. Each Company Plan providing OPEB and COBRA benefits prior to the Closing Date shall continue to process claims for Business and Former Business Employees (and their dependents) incurred on and prior to the Closing Date in the manner contemplated by Section 6.2(c), and the Acquiror shall reimburse the Company for the net after-tax cost of any such benefits which the Company self-

insures. Within a reasonable time prior to the Closing, the Company will provide to the Acquiror, and the Company and the Acquiror shall agree on, a list of all Former Business Employees who are actively receiving benefits under, or who are eligible to receive benefits under, any Post-Termination Welfare Plan, as of the Closing Date.

(b) Except as provided in paragraph (a) above, the Acquiror shall be responsible for providing, and shall assume all Liabilities in respect of, continuation coverage under Section 4980B of the Code and Part 6 of Title I of ERISA and the regulations thereunder (together “COBRA”) or any relevant benefit continuation requirements under applicable Laws, for all Business Employees and Former Business Employees with respect to any “qualifying event” (within the meaning of COBRA) incurred on or prior to the Closing Date or otherwise arising as a result of the transactions described herein. Immediately prior to the Closing, the Company will provide to the Acquiror a list of all Former Business Employees who either (i) were terminated within the ninety (90) days immediately preceding the Closing, or (ii) receiving COBRA continuation coverage on the Closing Date.

SECTION 6.8 Multiemployer Plans. The Company and Acquiror intend to comply with the requirements of Section 4204 of ERISA in order that the transactions contemplated by this Agreement shall not be deemed a complete or partial withdrawal of the Company from any Company Plan that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”). Accordingly, the Company and Acquiror agree:

(a) After the Closing Date, Acquiror shall contribute to each Multiemployer Plan with respect to the operations of the Business for substantially the same number of “contribution base units” for which the Company had an “obligation to contribute” to such Multiemployer Plan (as those terms are defined in Sections 4001(a)(11) and 4212 of ERISA, respectively) pursuant to the Collective Bargaining Agreements.

(b) Acquiror shall provide to each Multiemployer Plan, for a period of five (5) consecutive plan years commencing with the first (1st) plan year beginning after the Closing Date, either a bond issued by a surety company that is an acceptable surety for purposes of Section 412 of ERISA or an amount held in escrow by a bank or similar financial institution satisfactory to each such Multiemployer Plan. The amount of such bond or escrow deposit shall be equal to the greater of (A) the average annual contribution that the Company was required to make to such Multiemployer Plan with respect to the operations of the Business for the three (3) plan years immediately preceding the plan year in which the Closing Date occurs, and (B) the annual contribution that the Company was required to make to such Multiemployer Plan with respect to the operations of the Business for the last plan year immediately preceding the plan year in which the Closing Date occurs.

(c) If Acquiror completely or partially withdraws from the Multiemployer Plan prior to the end of the fifth (5th) plan year beginning after the Closing Date, and the resulting liability of Acquiror with respect to the Multiemployer Plan is not paid, then the Company shall be secondarily liable in an amount not to exceed the amount of withdrawal liability the Company would have had to pay to the Multiemployer Plan as a result of the transactions contemplated by this Agreement if the Acquiror and the Company had not complied with Section 4204 of ERISA. Acquiror shall indemnify the Company against any liability incurred by the Company pursuant to this clause (c).

SECTION 6.9 Workers’ Compensation Liabilities. Effective as of the Closing Date, Acquiror or one of its Affiliates shall assume all Liabilities (other than any Liabilities related to medical or other similar services performed, or compensation in respect of lost work for periods, prior to the Closing Date) for Business Employees and Former Business Employees related to any and all workers’ compensation claims and coverage, whether arising under any law of any state, territory, or possession of the U.S. or the District of Columbia and whether arising before, on or after the Closing Date, and Acquiror or one of its Affiliates shall be fully responsible for the administration of all such claims. If Acquiror or one of its Affiliates is unable to assume any such Liability or the administration of any such claim because of the operation of applicable state law or for any other reason, the Company shall retain such Liabilities and Acquiror shall reimburse and otherwise fully indemnify the Company for all such Liabilities, including the costs of administering the plans, programs or arrangements under which any such Liabilities have accrued or otherwise arisen.

SECTION 6.10 Payroll and Related Taxes. With respect to the portion of the tax year occurring prior to the day immediately following the Closing Date, the Company will (i) be responsible for all payroll obligations, tax withholding and reporting obligations and (ii) furnish a Form W-2 or similar earnings statement to all Business Employees for such period. With respect to the remaining portion of such tax year, Acquiror or one of its Affiliates will (i) be responsible for all payroll obligations, tax withholding, and reporting obligations regarding Transferred Employees and (ii) furnish a Form W-2 or similar earnings statement to all Transferred Employees. With respect to each Transferred Employee, the Company and Acquiror shall, and shall cause their respective Affiliates to (to the extent permitted by applicable Law and practicable) (a) treat Acquiror (or its applicable Affiliate) as a “successor employer” and the Company (or its applicable Affiliate) as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, to the extent appropriate, for purposes of Taxes imposed under the United States Federal Insurance Contributions Act, as amended, or the United States Federal Unemployment Tax Act, as amended, and (b) file tax returns, exchange wage payment information, and report wage payments made by the respective predecessor and successor employer on separate IRS Forms W-2 or similar earnings statements to each such Transferred Employee for the tax year in which the Closing occurs, in a manner provided in Section 4.02(l) of Revenue Procedure 2004-53.

SECTION 6.11 No Third Party Beneficiaries. The provisions of this Article VI are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any Company Plan or other employee benefit plan for any purpose. Nothing in this Article VI shall be construed to (i) limit the right of the Company, the Acquiror or any of their respective Affiliates to amend or terminate any Company Plan, Transferred Entity Plan, Acquiror Benefit Arrangement or any other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, or (ii) require the Acquiror or any of its Affiliates to retain the employment of any particular Transferred Employee for any fixed period of time following the Closing Date.

ARTICLE VII

TAX MATTERS

SECTION 7.1 Tax Matters.

(a) Allocation of Taxes. In the case of any taxable period starting on or before and ending after the Closing Date (the “Straddle Period”), the amount of Taxes allocable to the portion of the taxable period ending on the Closing Date shall be deemed to be: (i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and (ii) in the case of Taxes not described in (i) above, the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date.

(b) Allocation of Purchase Price. The Acquiror and the Company agree that the Purchase Price will first be allocated between the Transferred Entities and the Transferred Assets. The Acquiror and the Company agree that the Purchase Price for the Transferred Assets shall be allocated among the Transferred Assets in accordance with the rules under Section 1060 of the Code and the Treasury Regulations promulgated thereunder. The Acquiror shall prepare an initial allocation and deliver such allocation to the Company for review and consent within ten (10) days after the determination of the Final Working Capital. Such allocation shall be mutually agreed upon between the Acquiror and the Company. The Acquiror and the Company agree to act in accordance with the computations and allocations as determined pursuant to this Section 7.1(b) in any relevant Tax Returns or filings, including any forms or reports required to be filed pursuant to Section 1060 of the Code, the Treasury Regulations promulgated thereunder or any provisions of local, state and foreign law, and to cooperate in the preparation of any such forms and to file such forms in the manner required by applicable law. Any issues with respect to the allocation which have not been finally resolved within ninety (90) days following the determination of the Final Working Capital shall be referred to the Independent Accounting Firm to be resolved in accordance with the procedures in Section 2.10(c). To the extent the Purchase Price is adjusted under this Agreement, adjustments will be made to the allocation to reflect such adjustments.

(c) Section 951 Income.

(i) Acquiror shall indemnify the Company against any Taxes attributable to the Company’s income under Section 951 of the Code for the taxable year of the Closing to the extent such income exceeds the amount of income under Section 951 of the Code that would have been recognized by the Company had the taxable year of the Transferred Entities ended immediately after the Closing.

(ii) After the Closing, Acquiror shall provide to the Company the information reasonably requested by the Company that is necessary for the Company to determine its pro rata share of income under Section 951 of the Code for any taxable year of the Transferred Entities or their Subsidiaries for which the Company has a U.S. federal income tax reporting obligation.

(iii) The Acquiror shall not make or permit to be made an election under Section 338(g) of the Code with respect to any of the Transferred Entities.

(d) Preparation and Filing of Tax Returns of the Transferred Entities.

(i) The Company shall prepare and file, or cause to be prepared and filed, and shall pay (or cause to be paid) all Taxes shown as due on, (i) all Tax Returns with respect to the Transferred Entities due on or prior to the Closing Date and (ii) all Tax Returns with respect to the Transferred Entities for Tax periods ending on or before the Closing Date.

(ii) As set forth in Section 7.1(d)(iii), the Acquiror shall cause to be prepared and filed, all Tax Returns required to be filed by any of the Transferred Entities relating to any taxable period not described in Section 7.1(d)(i).

(iii) For any Tax Return for which the Company may be liable to indemnify the Acquiror pursuant to this Agreement that is not prepared by the Company under Section 7.1(d)(i), (A) such Tax Return shall be prepared in accordance with past practice of the Company except to the extent, if any, that there is no reasonable basis for such practice or such practice is contrary to Law, (B) the Acquiror shall deliver any such Tax Return to the Company at least thirty (30) days before it is due, including extensions, (C) the Company shall have the right to examine and comment on any such Tax Return prior to the filing of such Tax Return, and such Tax Return shall not be filed without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, (D) the Company shall provide such written consent or deliver a notice of objection with respect to such Tax Return no later than ten (10) days before such Tax Return is due and (E) the Acquiror shall incorporate reasonable comments of the Company.

(e) In the event that the Company and the Acquiror are unable to resolve any dispute within ten (10) days of the receipt by the Acquiror of a notice of objection from the Company, the Company and the Acquiror shall jointly cause the Independent Accounting Firm to resolve the dispute. If the dispute is not resolved on or before the applicable filing date of the Tax Return, the Acquiror may file such Tax Return; provided, however, that if the Independent Accounting Firm subsequently makes a determination that is inconsistent with such Tax Return filed by the Acquiror, as part of the resolution of the dispute by the Independent Accounting Firm, an amended Tax Return shall be agreed to by the parties consistent with the determination of the Independent Accounting Firm, and the Acquiror shall file such amended Tax Return agreed to by the parties. The costs, fees and expenses of the Independent Accounting Firm shall be borne equally by the Company and the Acquiror.

(f) Information and Cooperation. Each of the Acquiror and the Company shall, and the Company shall cause its Subsidiaries to, (i) provide, or cause to be provided, the other with such assistance as may reasonably be requested by the other party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes with respect to the Transferred Assets, the Transferred Entities, or the Business, (ii) retain and provide the requesting party with any records or information which may be relevant to such return, audit or examination, proceedings or determination until the date that is six (6) years after the Closing Date, and abide by all record retention agreements entered into with any Taxing authority, and (iii) give to the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if such other party so requests, the party will allow the other party to take possession of such books and records. Any information obtained pursuant to this Section 7.1(f) or pursuant to any other section hereof providing for the sharing of information or review of any Tax Return or other schedule relating to Taxes shall be kept confidential by the parties hereto.

(g)

(i) If a claim shall be made by any Tax Authority, which, if successful, might result in an indemnity payment to an indemnified party pursuant to this Agreement, then such indemnified party shall give notice to the indemnifying party in writing of such claim and of any counterclaim the indemnified party proposes to assert; provided, however, the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying party has been materially prejudiced as a result of such failure.

(ii) With respect to any claim by a Tax Authority with respect to a taxable period of any Transferred Entity or any of its Subsidiaries, or with respect to the Business or Transferred Assets, ending on or before the Closing Date, the Company shall control all proceedings and may make all decisions taken in connection with such Tax Authority claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable law permits such refund suits or contest such Tax Authority claim in any permissible manner. Notwithstanding the foregoing, the Company shall not settle such claim by a Tax Authority without the prior written consent of Acquiror, which consent shall not be unreasonably withheld, and Acquiror, and counsel of its own choosing, shall have the right to participate fully in all aspects of the prosecution or defense of such claim by a Tax Authority if it reasonably determines that such Tax Authority claim could have a material adverse impact on the Taxes of the Acquiror or any of its Subsidiaries in a taxable period or portion thereof beginning after the Closing Date.

(iii) The Company and Acquiror shall jointly control and participate in all proceedings taken in connection with any Tax Authority claim relating to Taxes of any Transferred Entity or any of its Subsidiaries, or with respect to the Business or Transferred Assets, for a Straddle Period, and shall bear their own respective costs and expenses. Neither the Company nor Acquiror shall settle any such Tax Authority claim without the prior written consent of the other.

(h) The amount or economic benefit of any refunds, credits or offsets of Taxes of any Transferred Entity or any of its Subsidiaries, or with respect to the Business or Transferred Assets, for any taxable period ending before the Closing Date, shall be for the account of the Company. The amount or economic benefit of any refunds, credits or offsets of Taxes of any Transferred Entity or any of its Subsidiaries, or with respect to the Business or Transferred Assets, for any taxable period beginning after the Closing Date shall be for the account of Acquiror. The amount or economic benefit of any refunds, credits or offsets of Taxes of any Transferred Entity or any of its Subsidiaries, or with respect to the Business or Transferred Assets, for any Straddle Period shall be equitably apportioned between the Company and Acquiror. Each party shall forward, and shall cause its Affiliates to forward, to the party entitled to receive the amount or economic benefit of a refund, credit or offset to Tax the amount of such refund, or the economic benefit of such credit or offset to Tax, within ten (10) days after such refund is received or after such credit or offset is allowed or applied against another Tax liability, as the case may be.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.1 Conditions to Obligations of Each Party to Effect the Transactions. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a) No Governmental Order. There shall be no Governmental Order in existence that prohibits or materially restrains the sale of the Transferred Assets or the Stock Transfer, and there shall be no proceeding pending by any Governmental Entity seeking such a Governmental Order; provided, however, that prior to invoking this condition, the party invoking this condition shall have complied with its obligations under Section 5.4; and

(b) Governmental Approvals. Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated and no freeze order has been issued by the Mexican Federal Competition Commission under the Federal Law of Economic Competition, or, if a freeze order has been issued, approval shall have been obtained under the Federal Law of Economic Competition.

SECTION 8.2 Conditions to Obligations of the Acquiror to Effect the Transactions. The obligations of the Acquiror to consummate the transactions contemplated by this Agreement shall be further subject to the fulfillment or waiver by the Acquiror in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. (1) The representations and warranties of the Company contained in Section 3.9(a) shall be true and correct as of the Closing, as though made on and as of the Closing, and (2) all of the other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein except for the limitation set forth in Section 3.6) as of the Closing, as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such other representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein except for the limitation set forth in Section 3.6) has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect, and the Acquiror shall have received a certificate signed by a duly authorized officer of the Company confirming the foregoing as of the Closing Date;

(b) Covenants. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing, and the Acquiror shall have received a certificate signed by a duly authorized officer of the Company confirming the foregoing as of the Closing Date; and

(c) Ancillary Agreements. The Company shall have executed and delivered, or caused to be executed and delivered, to the Acquiror the Ancillary Agreements.

SECTION 8.3 Conditions to Obligations of the Company to Effect the Transactions. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be further subject to the fulfillment or waiver by the Company in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Acquiror that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of the Acquiror contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Closing, as though made on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date, and the Company shall have received a certificate signed by a duly authorized officer of the Acquiror confirming the foregoing as of the Closing Date;

(b) Covenants. The Acquiror shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing, and the Company shall have received a certificate signed by a duly authorized officer of the Acquiror confirming the foregoing as of the Closing Date; and

(c) Ancillary Agreements. The Acquiror shall have executed and delivered, or caused to be executed and delivered, to the Company the Ancillary Agreements.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of the Company and the Acquiror;

(b) by the Company, if the Acquiror shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to the Acquiror that would cause any of the conditions set forth in Section 8.3 not to be satisfied, and such condition is incapable of being satisfied or cured by the End Date; provided, however, that the Company is not then in material breach of this Agreement;

(c) by the Acquiror, if the Company shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to the Company that would cause any of the conditions set forth in Section 8.2 not to be satisfied, and such condition is incapable of being satisfied or cured by the End Date; provided, however, that the Acquiror is not then in material breach of this Agreement;

(d) by either the Company or the Acquiror if the Closing shall not have occurred by February 28, 2014 (the “End Date”); provided, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to any party whose failure to take any action required to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date; or

(e) by either the Company or the Acquiror in the event of the issuance of a final, nonappealable Governmental Order restraining or prohibiting the sale of the Transferred Assets or the Stock Transfer.

SECTION 9.2 Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other party or parties, as the case may be, to this Agreement.

SECTION 9.3 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party to this Agreement, except (i) as set forth in Section 2.6(b), the second sentence of Section 5.3(a), and Article XI and (ii) no termination shall relieve any party hereto of any Liability to the other party hereto resulting from fraud or the willful breach by such party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful breach” means a breach that is a consequence of an omission by, or act undertaken by or caused by, the breaching party with the knowledge (actual or constructive) that the omission or taking or causing of such act would, or would be reasonably expected to, cause a breach of this Agreement.

SECTION 9.4 Extension; Waiver. At any time prior to the Closing, either the Company or the Acquiror may (a) extend the time for the performance of any of the obligations or other acts of the other Person, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any certificate or document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement but such waiver of compliance with such agreements or conditions shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any such extension or waiver shall be valid only if set forth in an instrument in writing expressly waiving or extending such agreement, condition, term or provision signed by the party granting such extension or waiver. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure or delay by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

ARTICLE X

INDEMNIFICATION

SECTION 10.1 Indemnification by the Company. From and after the Closing, the Company shall indemnify, defend and hold harmless the Acquiror and its Affiliates (collectively, the “Acquiror Indemnified Parties”) against, and reimburse any Acquiror Indemnified Party for, all Losses that such Acquiror Indemnified Party may suffer or incur, or become subject to, as a result of (i) the ownership, operation or use of any of the Excluded Assets; (ii) any Excluded Liability; (iii) any breach or inaccuracy of any Fundamental Representation (provided, however, that, for purposes of determining whether there has been a breach or inaccuracy of any Fundamental Representation and the amount of any Losses due to such breach or inaccuracy, all Material Adverse Effect qualifications, materiality qualifications and similar qualifications contained in such representations and warranties shall be disregarded (and, for the avoidance of doubt, Section 3.5(c)(5) shall be disregarded in its entirety)); or (iv) any breach of a covenant set forth in this Agreement by the Company or any of its Affiliates; provided, however, that notwithstanding the foregoing, (1) the Company shall not be liable to the Acquiror Indemnified Parties for indemnification under clause (iii) of this Section 10.1 for any individual claim for Losses with respect to any breaches or inaccuracies of any of the representations in Section 3.11 if the amount of Losses relating to such individual claim is less than $100,000 and the amount of such Losses shall not count for purposes of determining the amount set forth in clause (2), (2) the Company shall not be liable to the Acquiror Indemnified Parties for indemnification under clause (iii) of this Section 10.1 with respect to any breaches or inaccuracies of any of the Specified Fundamental Representations unless and until the aggregate amount of all Losses in respect of indemnification under such Specified Fundamental Representations exceeds $10,000,000, and then only to the extent of such excess and (3) the Company’s aggregate liability under clause (iii) of this Section 10.1 with respect to breaches or inaccuracies of the Specified Fundamental Representations shall not exceed $75,000,000.

SECTION 10.2 Indemnification by the Acquiror. From and after the Closing, the Acquiror shall indemnify, defend and hold harmless the Company and its Affiliates (collectively, the “Company Indemnified Parties”) against, and reimburse any Company Indemnified Party for, all Losses that such Company Indemnified Party may suffer or incur, or become subject to, as a result of (i) the ownership, operation or use of the Transferred Assets on or after the Closing Date; (ii) any Assumed Liability; (iii) any breach or inaccuracy of any Acquiror Fundamental Representation; or (iv) any breach of a covenant set forth in this Agreement by the Acquiror or any of its Affiliates.

SECTION 10.3 Notification of Claims.

(a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”), shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim, demand or circumstance that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand or circumstance; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent the Indemnifying Party is materially prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 11.1 for such representation, warranty, covenant or agreement.

(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 10.3, with respect to any Third Party Claim, the Indemnifying Party shall have the right (but not the obligation) to assume the defense and control of any Third Party Claim and, in the event that the Indemnifying Party assumes the defense and control of such claim, it shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. The party that shall control the defense of any such Third Party Claim (the “Controlling Party”) shall select counsel, contractors and consultants of recognized standing and competence after consultation with the other party and shall take all steps reasonably necessary in the defense or settlement of such Third Party Claim. The Company or the Acquiror, as the case may be, shall, and shall cause each of its Subsidiaries and Representatives to, cooperate fully with the Controlling Party in the defense of any Third Party Claim. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the consent of any Indemnified Party; provided, that the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the material assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim. For the avoidance of doubt, whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent.

SECTION 10.4 Additional Indemnification Provisions. With respect to each indemnification obligation all Losses shall be net of any third-party insurance proceeds that have been recovered or are recoverable by the Indemnified Party in connection with the facts giving rise to the right of indemnification. The Acquiror and the Company shall not make any claim for indemnification under this Article X in respect of any matter that is taken into account in the calculation of any adjustment to the Purchase Price pursuant to Section 2.9 through Section 2.12.

SECTION 10.5 Mitigation. Each of the parties agrees to take all reasonable steps to mitigate their respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

SECTION 10.6 Limitation on Liability. In no event shall any party have any liability to the other (including under this Article X) for any consequential, special, incidental, indirect or punitive damages, lost profits or similar items (including loss of revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to a breach or alleged breach hereof).

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.1 Survival. The representations and warranties, covenants and agreements in this Agreement shall expire at the Closing, except for (i) the Fundamental Representations and the Acquiror Fundamental Representations which shall survive until the earlier of (x) eighteen (18) months after the Closing Date and (y) thirty (30) days after the completion and delivery of the audited annual financial statements of the Business for the first full fiscal year commencing after the Closing Date, (ii) the covenants and agreements of the parties hereto contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Closing Date, which shall survive for the period provided in such covenants and agreements, if any, or until fully performed and (iii) this Article XI, which shall survive for so long as any other Section of this Agreement shall survive.

SECTION 11.2 Expenses. Except as may be otherwise specified in the Transaction Agreements, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the Person incurring such costs and expenses, whether or not the Closing shall have occurred or this Agreement is terminated.

SECTION 11.3 Notices. All notices, requests, claims, demands and other communications under the Transaction Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.3):

(i)	if to the Company, to:

Del Monte Corporation

One Maritime Plaza

San Francisco, CA 94111

Attention: General Counsel

Telephone: (415) 247-3567

Facsimile: (415) 247-3263

Email: Tim.Ernst@delmonte.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:    Marni J. Lerner

Telephone: (212) 455-2000

Facsimile:  (212) 455-2502

Email: mlerner@stblaw.com

(ii)	if to Parent or the Acquiror, to:

Del Monte Pacific Limited

17 Bukit Pasoh Road

Singapore 089831

Republic of Singapore

Attention: Managing Director and Chief Executive Officer

Telephone: +632 856 2888

Facsimile:   +65 6221 9477

Email: camposjd@delmonte-phil.com

With copy to: Chief Legal Counsel

Facsimile: +632 856 2628

and with a copy to (which shall not constitute notice):

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10022

Attn: Jay A. Neveloff

         Peter G. Smith

Telephone: (212) 715-9100

Facsimile: (212) 715-8000

Email: jneveloff@kramerlevin.com

           psmith@kramerlevin.com

SECTION 11.4 Public Announcements. No party to this Agreement or Representative of such party shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the Ancillary Agreements or the transactions contemplated by this Agreement or the Ancillary Agreements without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall allow the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication, to the extent practicable. Notwithstanding anything herein to the contrary, the Company acknowledges and agrees that in connection with the Financing the Acquiror may publish the Required Financial Information in filings, reports or registration statements it files with the Securities and Exchange Commission.

SECTION 11.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

SECTION 11.6 Entire Agreement. The Transaction Agreements constitute the entire agreement of the Company, on the one hand, and the Acquiror, on the other hand, with respect to the subject matter of the Transaction Agreements and supersede all prior agreements, undertakings and understandings, both written and oral, other than the Confidentiality Agreement, between or on behalf of the Company, on the one hand, and the Acquiror, on the other hand, with respect to the subject matter of the Transaction Agreements. The Confidentiality Agreement shall terminate upon the Closing.

SECTION 11.7 Assignment. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of each of the other parties, except that the Acquiror may assign all or any of its rights and obligations hereunder to any direct or indirect Subsidiary of Parent; provided, however, that no such assignment shall relieve the Acquiror of its obligations hereunder.

SECTION 11.8 No Third-Party Beneficiaries. Except as provided in Article X with respect to the Company Indemnified Parties and the Acquiror Indemnified Parties, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and nothing in this Agreement or any other Transaction Agreements, including Article VI hereto, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of the Company or the Business, or entity any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Financing Sources (and their respective Affiliates) shall be express third-party beneficiaries of this Section 11.8 and Section 9.3, Section 11.9, Section 11.12, Section 11.16 and Section 11.19, and each of such Sections shall expressly inure to the benefit of the Financing Sources (and their respective Affiliates) and the Financing Sources (and their respective Affiliates) shall be entitled to rely on and enforce the provisions of such Sections.

SECTION 11.9 Amendment. (a) No provision of this Agreement, including any Exhibits or Disclosure Schedules hereto, may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by all the parties to such agreement. No consent from any Acquiror Indemnified Party or any Company Indemnified Party under Article X (other than the parties to this Agreement) shall be required in order to amend this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, this Section 11.9 and Section 9.3, Section 11.8, Section 11.12, Section 11.16 and Section 11.19 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) and the definition of “Material Adverse Effect” may not be amended, supplemented, waived or otherwise modified without the prior written consent of the Financing Sources.

SECTION 11.10 Disclosure Schedule. Any disclosure with respect to any Section of the Disclosure Schedule, shall be deemed to be disclosed for other Sections of the Disclosure Schedule to the extent that such disclosure is reasonably sufficient so that the relevance of such disclosure would be reasonably apparent to a reader of such disclosure. Matters reflected in any Section of the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be so reflected. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any item or other matter in any Section of the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that breach or violation exists or has actually occurred. If at any time after the date hereof, either party discovers any asset, property, lease, right, interest, Contract or claim that (i) qualifies as a “Transferred Asset” but was inadvertently omitted from any schedule listing “Transferred Asset” items, and/or (ii) does not qualify as a “Transferred Asset” but was inadvertently included on any schedule listing “Transferred Asset” items, it shall notify the other party, and the parties shall promptly amend the applicable schedules and do all other acts necessary to effectuate and validate the parties’ respective ownership of and rights in such item, to be deemed effective as of the Closing Date.

SECTION 11.11 Specific Performance; Jurisdiction. The parties agree that, irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Therefore, in addition to any other right or remedy to which any party may be entitled at law or in equity, the obligations of the Company under this Agreement, including the Company’s obligation to sell the Shares and the Transferred Assets to the Acquiror, and the obligations of the Acquiror under this Agreement, including the Acquiror’s obligation to purchase and acquire the Shares and the Transferred Assets and assume the Assumed Liabilities from the Company, shall be enforceable by a decree of specific performance issued by any state or federal courts in the State of New York located in the borough of Manhattan in the City of New York, and appropriate injunctive relief may be applied for and granted in connection therewith, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto

(i) irrevocably consents to submit itself to the exclusive jurisdiction, including personal jurisdiction, of any state or federal courts in the State of New York located in the borough of Manhattan in the City of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) irrevocably waives, to the fullest extent it may effectively do so under applicable Law, any objection that it may now or hereafter have to the laying of the venue of any suit, action or proceeding brought in any such court and any claim that any suit, action or proceeding brought in any such court has been brought in an inconvenient forum, (iii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iv) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal anywhere in the world other than any state or federal courts in the State of New York located in the borough of Manhattan in the City of New York and it will not contest or attack the enforcement of any judgment entered into in any such court or tribunal in which enforcement is sought and (v) consents to service being made through the notice procedures set forth in Section 11.3. Each of the Company and the Acquiror hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 11.3 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

SECTION 11.12 Governing Law.

(a) This Agreement and each other Transaction Agreement (and any claims, causes of action or disputes that may be based upon, arise out of or relate hereto or thereto, to the transactions contemplated hereby and thereby, to the negotiation, execution or performance hereof or thereof, or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by, and construed in accordance with, the Laws of the State of Delaware, including all matters of construction, validity and performance, in each case without reference to any conflict of Law rules that might lead to the application of the Laws of any other jurisdiction.

(b) Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that any claim, controversy or dispute any kind or nature (whether based upon contract, tort or otherwise) involving a Financing Source (or its Affiliates) that is in any way related to this Agreement, the other Transaction Agreements or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Financing Commitments or the performance thereof or the transactions contemplated thereby, shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than sections 5 1401 and 5-1402 of the New York General Obligations Law).

(c) Notwithstanding anything in this Agreement to the contrary, each of parties hereto (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources (or their respective Affiliates) in any way relating to this Agreement, the other Transaction Agreements or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Financing Commitments or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state or federal court located in the Borough of Manhattan in the City of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action, cause of action, claim, cross-claim or third-party claim to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.3 shall be effective service of process against it for any such action brought in any such court, and (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action, cause of action, claim, cross-claim or third-party claim in any such court.

SECTION 11.13 Bulk Sales Laws. The Acquiror and the Company each hereby waive compliance by the Company with the provisions of the “bulk sales”, “bulk transfer” or similar Laws of any jurisdiction inside or outside the United States that may otherwise be applicable with respect to the sale of any of the Transferred Assets.

SECTION 11.14 Rules of Construction. Interpretation of the Transaction Agreements shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph and Exhibit are references to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement, including the Disclosure Schedule and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in the Transaction Agreements shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive and shall have the meaning “and/or”; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the headings contained in the Transaction Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of the Transaction Agreements; (j) the Company and the Acquiror have each participated in the negotiation and drafting of the Transaction Agreements and if an ambiguity or question of interpretation should arise, the Transaction Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in any of the Transaction Agreements; (k) any reference to “days” means calendar days unless Business Days are expressly specified; and (l) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

SECTION 11.15 Counterparts. Each of the Transaction Agreements may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to any Transaction Agreement by facsimile or PDF via email shall be as effective as delivery of a manually executed counterpart of any such Agreement.

SECTION 11.16 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION AGREEMENTS, THE FINANCING COMMITMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, INCLUDING WITHOUT LIMITATION AGAINST ANY FINANCING SOURCES (OR THEIR RESPECTIVE AFFILIATES). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS (AND THAT THE ACQUIROR HAS BEEN INDUCED TO ENTER INTO THE FINANCING COMMITMENTS AND THE TRANSACTIONS CONTEMPLATED THEREBY) BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 11.16.

SECTION 11.17 Asset Transfers. In the event that the Acquiror receives any assets of the Company that are not intended to be transferred pursuant to the terms of this Agreement, whether or not related to the Business, Acquiror agrees to promptly return such assets to the Company at the Company’s expense. In the event that the Company fails to transfer any asset that is intended to be transferred pursuant to the terms of this Agreement, the Company shall promptly transfer such asset to Acquiror at the Company’s expense.

SECTION 11.18 No Recourse. This Agreement may not be enforced against, and no claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may be made against, any former, current or future director, officer, agent, Affiliate (other than the Company and its successors and permitted assignees), manager, assignee or employee of the Company (or any of its successors or permitted assignees), any former, current or future general or limited partner, manager, member or stockholder of the Company (or any of their successors or permitted assignees) or any Affiliate thereof (other than the Company and its successors and permitted assignees) or any former, current or future director, officer, agent, employee, Affiliate (other than the Company and its successors and permitted assignees), assignee, general or limited partner, stockholder, manager or member of any of the foregoing (other than the Company) (the foregoing Persons, other than the Company and their successors and permitted assignees, collectively, the “Company Protected Parties”), none of the Company Protected Parties shall have any liability for any obligations or liabilities of the Company or any Affiliate under this Agreement or for any claims based on, or by reason of, the transactions contemplated by this Agreement and in no event shall Acquiror or any of its Affiliates, and the Acquiror agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from any Company Protected Party.

SECTION 11.19 No Recourse Against Financing Sources. Notwithstanding anything to the contrary contained herein, the Company shall not have any rights or claims against any Financing Source (or its Affiliates) in connection with this Agreement, the other Transaction Agreements, the Financing Commitments or the transactions contemplated hereby or thereby, and no Financing Source (or its Affiliates) shall have any rights or claims against the Company in connection with this Agreement, the other Transaction Agreements, the Financing Commitments or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following the consummation of the transactions contemplated hereby on the Closing Date, the foregoing will not limit the rights of the parties to the Financing Commitments under any commitment letter related thereto. In addition, in no event will any Financing Source (or its Affiliates) be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature.

SECTION 11.20 Parent Guarantee and Undertaking.

(a) Parent hereby guarantees unconditionally the payment and performance of all of the Acquiror’s obligations and agreements under this Agreement, including, without limitation, any obligation of Acquiror with respect to any claim brought by the Company arising out of or related to this Agreement. Parent’s obligations are unconditional irrespective of any circumstances which might otherwise constitute, by operation of law, a discharge of a guarantor and it shall not be necessary for the Company to institute or exhaust any remedies or causes of action against the Acquiror or any other Person as a condition to the obligations of Parent hereunder. Parent agrees that the provisions of this Article XI, including, without limitation, Section 11.11 and Section 11.12, shall apply to Parent mutatis mutandis.

(b) Parent agrees to take all actions to schedule and convene, as promptly as reasonably practicable, a meeting of its shareholders for the purpose of approving this Agreement, the transactions contemplated hereby and any and all other actions in connection therewith for which a vote of the shareholders of Parent is required.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

DEL MONTE CORPORATION

By	/s/ David J. West
Name:	David J. West
Title:	Chief Executive Officer

DEL MONTE FOODS CONSUMER PRODUCTS, INC.

By	/s/ Ignacio C. O. Sison
Name:	Ignacio C. O. Sison
Title:	Vice President

Solely for purposes of Section 11.20:

DEL MONTE PACIFIC LIMITED

By	/s/ Ignacio C. O. Sison
Name:	Ignacio C. O. Sison
Title:	Chief Financial Officer